File No. 333-13609
                                                    Rule No. 424(b)(3)
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                              Prospectus for

                      Keyport Life Insurance Company
               125 High Street, Boston, Massachusetts 02110

                   Group and Individual Flexible Premium
                             Annuity Contracts

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This Prospectus describes interests in group and individual deferred annuity contracts.

The Contracts
Keyport Life Insurance Company designed these contracts to provide retirement benefits for eligible individuals such as participants in certain trusts, plans or collective groups of employees. As required in certain states, the contract may be offered as an individual contract.


The contracts may be sold through banks or other depository institutions; however, they are not insured by the FDIC and are subject to certain investment risks including loss of principal amount invested. See page 16.


The General Account
The contracts are sold through our General Account. The contracts feature two types of owner sub-accounts: an interest sub-account and index sub-account. Each type may have varying durations. You may direct initial premium and subsequent premium payments to your sub-accounts. Index sub-accounts are increased or decreased by reference to Guaranteed Interest Rate Factors, which are applied to changes in the S&P 500 Index using a formula set forth in the contract. Interest is declared for interest sub-accounts at rates declared the first day of calendar month and guaranteed for that month.



Contract Facts and Features

o  The initial minimum premium payment is $5,000.

o You may, subject to certain restrictions, make partial and total surrenders.

o You may transfer values between Interest Sub-accounts and Index Sub-accounts at certain specified times.

o The contract provides for a death benefit if the owner dies before the income date or if the annuitant dies before the income date and the owner is not a natural person.

o  You will receive an annual report showing values for each Sub-account.

These securities have not been approved or disapproved by the Securities and Exchange Commission nor has the Commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. This prospectus sets forth information a prospective contract owner should know before purchasing a contract. This prospectus should be retained for future reference. This prospectus does not constitute an offering in any state or jurisdiction in which such offering may not be lawfully made. No person is authorized by Keyport Life Insurance Company to provide information or make representations other than those contained in this Prospectus. Such unauthorized information should not be relied upon. Surrender of these securities at times other than the end of a term could result in the receipt of less than the contract owners premium payment(s).

We will file annual and quarterly reports and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference room in Washington, D.C. You can obtain copies of these documents by writing to the SEC and paying a duplicating fee. Please call the SEC at 1-800-SEC-0330 for further information as to the operation of the public reference room. Our SEC filings are also available to the public on the SEC Internet site (http://www.sec.gov).



The date of this prospectus is April 30, 1999.

                             TABLE OF CONTENTS
                                                               Page

Summary of Contract Features.....................................3
Definitions......................................................7
Description of Contracts and Certificates........................9
 A. Ownership....................................................9
 B. Enrollment Form and Premium Payments.........................9
 C. Accumulation Period.........................................10
    1. General..................................................10
    2. Interest Sub-account.....................................10
    3. Index Sub-accounts.......................................11
    4. Risk Considerations......................................16
    5. Surrenders...............................................16
    6. Dollar Cost Averaging Programs...........................17
    7. Transfer of Values.......................................18
    8. Premium Taxes............................................19
    9. Death Provisions.........................................19
 D. Annuity Payment Provisions..................................21
    1. Annuity Benefits.........................................21
    2. The Income Date and Form of Annuity......................21
    3. Change of Annuity Option.................................21
    4. Annuity Options..........................................22
    5. Frequency and Amount of Payments.........................22
    6. Proof of Age, Sex, and Survival of Annuitant.............22
Investments by Keyport..........................................23
Amendment of Certificate........................................23
Assignment of Certificate.......................................24
Distribution of Certificate ....................................24
Tax Considerations..............................................24
 A. General.....................................................24
 B. Taxation of Keyport.........................................25
 C. Taxation of Annuities in General............................25
    1. General..................................................25
    2. Surrender, Assignments, and Gifts........................25
    3. Annuity Payments.........................................25
    4. Penalty Tax..............................................26
    5. Income Tax Withholding...................................26
    6. Section 1035 Exchanges...................................26
 D. Qualified Plans.............................................26
    1. Tax-Sheltered Annuities..................................27
    2. Individual Retirement Annuities..........................27
    3. Corporate Pension and Profit-Sharing Plans...............27
The Company.....................................................28
 A. Business....................................................28
       General..................................................28
 B. Selected Financial Data.....................................28
 C. Management's Discussion and Analysis of Results
       of Operations and Financial Condition....................29
    1.  Results of Operations...................................29
    2.  Financial Condition.....................................31
    3.  Market Risk.............................................32
    4.  Derivatives.............................................34
    5.  Liquidity.and Capital Resources.........................35
    6.  Year 2000...............................................36
    7.  Effects of Inflation....................................37
    8. Forward-Looking Statements...............................37
 D.  General Account Investments................................38

                      TABLE OF CONTENTS  (continued)

                                                               Page
 E.  Competition................................................38
 F.  Employees..................................................39
 G.  Regulation.................................................39
Company Management..............................................41
Executive Compensation Tables and Information...................44
Properties......................................................48
Legal Proceedings...............................................48
Experts.........................................................48
Legal Matters...................................................48
Financial Statements............................................49
Appendix A (Formula for Index Increases and/or Decreases,
  and Illustration of Index Increases and Index Decreases)......69
Appendix B (Calculation of the Death Benefit)...................73
Appendix C (Schedule of State Premium Taxes)....................74
Appendix D (Telephone Instructions).............................75

                       Summary of Contract Features

Because this is a summary, it does not contain all of the information that may be important to you. You should read the entire prospectus before deciding to invest.

Types of Certificates - Allocated and Non-Allocated
Allocated and Non-Allocated Certificates are issued under Group Contracts. With an Allocated Certificate, each individual's interest is separately accounted for in a specific account established for that individual. Participants in Non-Qualified plans and certain Qualified Plans will be issued an Allocated Certificate evidencing interest in an Allocated Contract and will have a 100% vested interest in all values credited to the participant's Account.

Under certain Certificates issued with respect to Qualified Plans ("Non-Allocated Certificates"), however, a participant's interest may be vested in the Plan in which they are participating rather than in a Certificate. In such cases, the Certificate will usually be owned by the Trustee(s) of the Plan, and a single Account will be established and held on behalf of all participants in the Plan on a non-allocated basis. Each Account is further accounted for by establishing Sub-accounts.

Unless otherwise noted or the context so requires, all references to "Certificates" include Group Contracts, Allocated and Non-Allocated Certificates, Certificates issued thereunder, and Individual Contracts.

Purchase of the Certificate

The minimum Initial Premium is $5,000 for a participant under an Allocated Certificate. We must approve an Initial Premium of $500,000 or more. The Initial Premium must accompany the Certificate application for a participant under an Allocated Certificate but it need not accompany a Group Contract Application. The Initial Premium is the only premium payment required with respect to a particular Certificate. You may establish an Index Sub-account with a minimum premium payment, transfer, or Indexed Value upon renewal of $1,000. Eligible individuals may make Subsequent Premium payments of at least $1,000, however, we will not accept any payment within 10 years of the Income Date. (See "Enrollment Form and Premium Payments", page 9.)

Premium payments credited to a Certificate Owner's Account become part of
our General Account assets.   We own the General Account assets and intend
to invest these payment amounts in U.S. Government securities and certain commercial debt securities having maturities generally matching the applicable Terms. We may also invest a portion of our assets in various instruments, including equity options, futures, forwards, and other instruments based on the S&P 500 Index to hedge our obligations with respect to Index Sub-accounts. We may buy and sell interest rate swaps and caps, Treasury bond futures, and similar instruments to hedge our exposure to changes in interest rates. (See "Investments by Keyport", page 23.)


You may allocate Initial Premium and Subsequent Premium payments to two types of Sub-accounts; Interest Sub-accounts, and Index Sub-account(s) of varying lengths. The Sub-accounts are the method used to keep track of your values accrued through the crediting of a declared interest rate on an Interest Sub-account, or accrued through the application of Index Increases or Index Decreases, and End-of-Term Adjustments on an Index Sub-account. You may establish only one Interest Sub-account to which all premium payments and transfers may be allocated. You may establish multiple Index Sub-accounts because each premium payment and transfer that is allocated to an Index Sub-account establishes a new Index Sub-account.

The Interest Sub-account

We credit interest to an Interest Sub-account at an interest rate we declare on the first day of each calendar month and guaranteed for that month (the "Declared Rate"). The Declared Rate will not be less than an effective annual rate of 3%. An Interest Sub-account has an Accumulated Value and a Surrender Value which we use to determine death benefits, transfer and surrender amounts, and annuity values. (See "Interest Sub-account", page 10.)


The Index Sub-accounts
Index Sub-accounts have both an Indexed Value and a Surrender Value. Interest credited to the Indexed Value ("Index Increases") or decreases in Indexed Value ("Index Decreases") may be subject to a minimum ("Floor") and a maximum ("Cap"). As long as there is a Floor and it is zero or greater, there will never be any Index Decreases. We calculate Index Increases or Index Decreases by reference to Guaranteed Interest Rate Factors, set and guaranteed at the beginning of the Term for the duration of the Term, which we apply to changes in the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") using a formula set forth in the Certificate. If the publication of the S&P 500 Index is discontinued or the calculation of the S&P 500 Index is changed substantially, we will substitute a suitable index.


Any Index Increases are based on a percentage (Participation Rate) of the percentage increase in the S&P 500 Index since the beginning of the Term. We calculate and credit Index Increases proportionately over the selected Term on each Index Sub-account Anniversary. The total Index Increases that we may apply to an Index Sub-account during a Term are subject to a Cap and Floor, both of which we set and guarantee at the beginning of the Term. (See "Index Sub-accounts", page 11.)

If there is no Floor or the Floor is less than zero, and the S&P 500 Index at the first Sub-account Anniversary is less than it was at the beginning of the Term, we apply an Index Decrease to the Index Value of the Sub-account. If there is no Floor or the Floor is less than zero, and the S&P 500 Index at the first Sub-account Anniversary is equal to or higher than it was at the beginning of the Term, we will never apply an Index Decrease to the Indexed Value during that Term. We calculate Index Decreases using the same formula as we do to calculate Index Increases except that the Floor may limit the amount of any decrease. The Participation Rate determines the percentage of the decrease which we apply to the Indexed Value. We apply that decrease applied proportionately over the Selected Term. If there are subsequent Index Increases, we first offset those increases by the amount of the Index Decrease applied on each Sub-account Anniversary. If on a subsequent Sub-account Anniversary the S&P 500 Index value exceeds the S&P 500 Index value at the beginning of the Term, we no longer apply Index Decreases proportionately to the Indexed Value over the remaining Term and we credit only Index Increases going forward.

The amount of Index Increases we credit to an Index Sub-account may be more or less than the amount of interest we credit to an Interest Sub-account.

Index Sub-accounts also provide for a minimum value called the Surrender Value to be used in certain circumstances, instead of the Indexed Value, to calculate benefits. The Surrender Value of each Index Sub-account in its Initial Term is equal to:

     o   90% of the premium payment allocated to that Index Sub-account or




     o   100% of the amount transferred (See "Transfer of Values", page
         18); plus


     o any Sub-account Anniversary Adjustment in Surrender Value (as described below); less

     o   any partial surrender.

We credit interest to the net amount at an annual effective guaranteed rate of 3% per year. On each Sub-account Anniversary, we credit additional interest (i.e., a "Sub-account Anniversary Adjustment in Surrender Value") to an Index Sub-account's Surrender Value, so that the total interest credited to the Surrender Value during a Term will at least be equal to the Index Increases credited to that Index Sub-account.


The amount we use to calculate death benefits, surrender amounts, and annuity value of an Index Sub-account will never be less than the Surrender Value. If at the end of a Sub-account Term the Indexed Value is less than the Surrender Value of that Sub-account, we will credit interest to the Sub-account's Indexed Value so that it equals the Surrender Value. (See "Surrender Value", page 9, "Index Sub-accounts," page 11).


We may offer initial and subsequent Terms of one to ten years. We may discontinue offering Terms of certain lengths or offer Terms of other lengths from time to time. The Terms we offer for Initial Terms may differ from the Terms available upon renewal. We declare the Guaranteed Interest Rate Factors. They may vary depending on the duration of the Term. You should contact us to learn the Terms currently being offered.

Factors in Determining the Declared Rate and Guaranteed Interest Rate
Factors

We will set the level of the Declared Rate for an Interest Sub-account and the Guaranteed Interest Rate Factors for Index Sub-accounts based upon a variety of factors, including the interest rates generally available on the types of instruments in which we will invest your premium payments, the length of the Term, regulatory and tax requirements, sales commissions and expenses we bear, general economic trends, and competitive factors.

Risk

If there is no Floor or the Floor is less than zero and the S&P 500 Index at the first Sub-account Anniversary is less than it was at the beginning of the Term, the Indexed Value of an Index Sub-account at the end of the first year could be less than the Initial Premium. Thereafter, increases in the S&P 500 Index will produce Index Increases that we first use to offset any prior Index Decreases at any one or all Sub-account
Anniversaries.   (See "Appendix A", Illustration No. 3)

Any payment or benefit, interest at the Declared Rate, and Index Increases we credit to Certificate Owner's Sub-accounts are based on guarantees we make. The initial and subsequent Declared Rate and Guaranteed Interest Rate Factors apply to the original principal sum and reinvested earnings.

If you make a partial surrender during a Term it will result in the loss of that portion of previously calculated, but not credited, Index Increases attributable to the amount surrendered, because Index Increases are credited and vested over the Term.

We make the final determination as to Declared Rate and Guaranteed Interest Rate Factors to be declared. We are unable to predict or guarantee future rates and factors.

Renewal of Terms


At the end of each Index Sub-account Term, a subsequent Term of the same duration will begin subject to the new Term's Guaranteed Interest Rate Factors. However, if you do not want a new Term to begin, you may instruct us otherwise within the 30-day period before the end of the Term. You will have the opportunity to transfer the Indexed Value to your Interest Sub-account or choose an Index Sub-account that has a Term of any duration then offered (See "Renewal Terms", page 15). However, no renewal will be allowed into a Term that extends beyond the Income Date or the maximum date allowed following your death or the death of a joint Certificate Owner, or Annuitant where the Certificate Owner is not a natural person. (See "Death Provisions", page 19.)


Surrenders:  Partial or Total

You may make partial or total surrenders, subject to certain restrictions.

We do not allow partial surrenders if you have chosen an Index Sub-account and we issued the Certificate under a corporate or Keogh qualified plan established pursuant to the provisions of Section 401 of the Internal Revenue Code.

The minimum partial surrender amount is $250. After a partial surrender, there must be at least $4,000 combined Surrender Value remaining in the Certificate. Each Index Sub-account must maintain a minimum balance of $1,000 Surrender Value. There is no minimum balance for an Interest Sub-account.

Transfers

You may transfer any portion of the values of an Interest Sub-account to establish a new Index Sub-account at any time before the Income Date. The minimum amount you may transfer from an Interest Sub-account to an Index Sub-account is $1,000.


You may transfer the values of an Index Sub-account to an Interest Sub-account only at the end of the Index Sub-account's Term. (See "Transfer of Values", page 18).


Deferral of Payment


We may defer payment of any partial or total surrender for a period not exceeding six months from the date of receipt of a request for surrender or for the period permitted by state insurance law, if less. We would defer payment for a period greater than 30 days would only under highly unusual circumstances. (See "Surrender Procedures", page 17.)


Annuity Period


On the Income Date, we will pay the designated Annuitant a series of annuity payments under an Annuity Option. The Annuity Option selected determines the timing and basis of the annuity payments. (See "Annuity Payment Provisions", page 21.)


Death Benefit

The Certificate provides for a death benefit if you die before the Income Date or if the Annuitant dies before the Income Date and the Certificate Owner is not a natural person. Within 90 days of the date of such death, the Designated Beneficiary may surrender the Certificate to us for:

     o the sum of the Accumulated Value of an Interest Sub-account, if any, plus

     o   the greater of


         (i) the Indexed Value as adjusted for any proportionate credit for prior Index Increases and any partial surrenders (see "Death Provisions", page 19) or


         (ii) the Surrender Value, for all Index Sub-accounts, if any. If the Floor is greater than zero, (a) is the Indexed Value as of date of death less any subsequent partial surrenders.

For surrenders more than 90 days after the date of death for surrenders following the death of a Joint Certificate Owner, the Surrender Value of the Interest and Index Sub-account(s), will be payable instead.

Premium Taxes


We deduct the amount of any premium taxes levied by any state or governmental entity when the premium tax is actually paid, unless we elect to defer such deduction until the time of surrender or the Income Date. We cannot describe precisely the amount of premium tax payable on any transaction. Such premium taxes depend, among other things, on the type of Certificate (Qualified or Non-Qualified), on your state of residence, the state of residence of the Annuitant, our status within such states, and the insurance tax laws of such states. Currently, such premium taxes range from 0% - 5%. For a schedule of such taxes, see Appendix C, at page 74 of this prospectus.


Annual Reports to Certificate Owners

At least once each Certificate Year, we send you a report showing, for each Sub-account that had values at any time during the year, the following values:

     o for an Interest Sub-account, the Surrender Value and Accumulated Value at the beginning and end of the Certificate Year; the amount of any surrenders, transfers, and interest credits during the Certificate Year; and any premium payments allocated to an Interest Sub-account during the Certificate Year.

     o for each Index Sub-account, the Surrender Value and Indexed Value at the beginning and end of the Certificate Year; the amount of any surrenders during the year; the S&P 500 Index value as of the most recent Sub-account Anniversary and the Index Increase or Index Decrease, if any, during the Certificate Year.

                                DEFINITIONS

Accumulated Value: The value of an Interest Sub-account, equal to all allocations or transfers to an Interest Sub-account, less all amounts transferred or surrendered from an Interest Sub-account, plus all interest credited to an Interest Sub-account. (See "Interest Sub-account").

Allocated Certificate: A Certificate that provides for allocations or credits to the account of an individual participant.

Annuitant: The natural person on whose life annuity payments are based and who will receive annuity payments starting on the Income Date.

Annuity Options: Options available for annuity payments.

Cap: The maximum percentage by which the Indexed Value of an Index Sub-account may increase during a single Term.

Certificate: The document issued to each Certificate Owner evidencing his or her interest in the Group or Individual Annuity Contract. The term Certificate also includes any Group Contract and any Individual Contract, unless the context requires otherwise.

Certificate Anniversary, Certificate Year: Each 12-month period beginning on the Certificate Date and each anniversary thereafter.

Certificate Date: The date a Certificate is issued and your rights and benefits begin.

Certificate Owner ("you"): The person(s) or entity who is named in the Certificate and has the privileges of ownership defined in the Certificate. The person(s) or entity designated in the Certificate application or the individual designated in the Enrollment Form for an Allocated Certificate.

Certificate Owner Account: The Account established under a Certificate for all of the values attributable to you and accounted for separately by Certificate Owner Sub-accounts.

Certificate Owner Sub-account: We establish Interest and/or Index Sub-account(s) that you may direct the Initial Premium and any Subsequent Premium or transfers to. The Sub-accounts are used to value and maintain records of your values under a Certificate.

Company ("we", "us", "our", "Keyport"): Keyport Life Insurance Company.

Contract Owner: The person(s) or entity that is named in the Contract and has the privileges of ownership defined in the Contract.

Declared Rate: The rate of interest declared and guaranteed by us at the beginning of each calendar month which is used to calculate the interest to be credited to an Interest Sub-account.

Designated Beneficiary: The person designated to receive death benefits under the Certificate. The Designated Beneficiary will be the first person among the following who is alive on the date of death: Certificate Owner, joint Certificate Owner, Primary Beneficiary, Contingent Beneficiary, and, otherwise, the Certificate Owner's estate. If the Certificate Owner and Joint Certificate Owner are both alive, they will be the Designated Beneficiary together.

Enrollment Form: An application for an Allocated Certificate.

Floor: If the Floor is a positive number or zero, it represents the minimum percentage by which the Indexed Value of an Index Sub-account may increase during a single Term. If the Floor is a negative number or there is no Floor, it represents the maximum percentage by which the Indexed Value of an Index Sub-account may decrease during a single Term.

General Account: Our general investment account which contains all of our assets, except those in separate accounts.

Guaranteed Interest Rate: The interest rate which, when compounded, will equal an annual rate of 3%.

Guaranteed Interest Rate Factors: The Participation Rate, Cap, and Floor, which we set and guarantee at the beginning of each Term of an Index Sub-account and used to calculate Index Increases and Index Decreases under a formula set forth in the Certificate and described in Appendix A.

Income Date: The date on which annuity payments are to begin. The Income Date is the Annuitant's 90th birthday unless state law requires an earlier date.

Income Value: The sum under a Certificate of the Accumulated Value for an Interest Sub-account and the Indexed Value in each Index Sub-account on the Income Date.

Index Decrease: A negative adjustment of Indexed Value which is calculated using the Guaranteed Interest Rate Factors as applied to percentage changes in the S&P 500 Index. This can only occur if there is no Floor or the Floor is less than zero and the S&P 500 Index value on the first Sub-account Anniversary of a Term is lower than it was at the beginning of the Term.

Index Increase: Interest credited to an Index Sub-account, which is calculated using the Guaranteed Interest Rate Factors as applied to percentage changes in the S&P 500 Index.

Index Sub-account: The Sub-account to which we apply Index Increases and Index Decreases.

Indexed Value: The value of an Index Sub-account, equal to all allocations, transfers from the Interest Sub-account to establish the Index Sub-account, or renewals of that Index Sub-account, plus all Index Increases credited to the Index Sub-account, or less Index Decreases if the Floor is less than zero or there is no Floor, plus any End-Of-Term Adjustments, less all amounts surrendered from the Index Sub-account.

Individual Certificate: A Certificate issued to a natural person or a trustee.

In Force: The status of a Certificate before the Income Date, so long as it is not totally surrendered and there has not been a death of the Annuitant or any Certificate Owner that would cause the Certificate to end within, at most, five years from the date of death.

Initial Premium: The premium payment submitted with the Certificate application.

Interest Sub-account: The Sub-account to which we credit interest based on a monthly declared and guaranteed rate of interest. You will have one Interest Sub-account.

Joint Certificate Owner: Any person you designate to possess rights in the Certificate Owner Account. We require that you and any Joint Certificate Owner act together.

Non-Allocated Certificate: A Certificate under which a single account is established on behalf of all participants in a particular employer plan or other eligible entity on a non-allocated basis.

Non-Qualified Certificate: Any Certificate that is not issued under a Qualified Plan.

Office: Our executive office at 125 High Street, Boston, Massachusetts
02110.

Participation Rate: The percentage of the percentage increase or decrease in the S&P 500 Index used in the formula to calculate Index Increases or Index Decreases.

Qualified Certificate: Any Certificate issued under a Qualified Plan.

Qualified Plan A retirement plan established pursuant to the provisions of Sections 401, 403 and 408 of the Internal Revenue Code of 1986, as amended, and HR-10 Plans for self-employed persons.

S&P 500 Index: Standard & Poor's 500 Composite Stock Price Index which is used to calculate Index Increases and Index Decreases.


Sub-account Year, Sub-account Anniversary: Each continuous 12-month period beginning on the date an Index Sub-account is opened by allocation, transfer, or renewal and each anniversary thereafter, including the end of any applicable Term of an Index Sub-account.


Subsequent Premium: Any premium payment made after the Initial Premium.

Surrender Value: The guaranteed minimum value of each Sub-account, calculated as described in this prospectus. The Surrender Values of an Interest Sub-account and Index Sub-accounts are calculated separately by differing formulas. The sum of the Surrender Values in an Interest Sub-account and the Index Sub-account(s) is referred to as the Combined Surrender Value.

Term: The period for which Guaranteed Interest Rate Factors are used to calculate Index Increases or Index Decreases for an Index Sub-account. You may select terms from among those we offer.

                 DESCRIPTION OF CONTRACTS AND CERTIFICATES

A.  OWNERSHIP

You may exercise all rights summarized in the Certificate. Joint Certificate Owners are permitted. Contingent Certificate Owners are not permitted. Prior to the Income Date, you and any Joint Certificate Owner may, by Written Request, change the Certificate Owner, Joint Certificate Owner, Beneficiary, Contingent Beneficiary, Contingent Annuitant, or in certain instances, the Annuitant. An irrevocably-named person may be changed only with the written consent of that person.

Because a change of Certificate Owner by means of a gift may be a taxable event, you should consult a competent tax advisor as to the tax consequences resulting from such a transfer.

Qualified Certificates may have limitations on transfer of ownership. You should consult a competent tax advisor as to the tax consequences resulting from such a transfer.

B.  ENROLLMENT FORM AND PREMIUM PAYMENTS

The Initial Premium must be at least $5,000 and is due on the Certificate Date. The maximum Initial Premium is $500,000. Payments of $500,000 or more require our approval. You may purchase multiple Certificates, although we reserve the right to limit the total premiums you may pay on multiple Certificates. We may reject any premium payment.

We credit the Initial Premium to a Certificate Owner Account, which we will establish on the day we receive a properly completed application or Enrollment Form and the required premium payment. We will issue a Certificate and confirm the receipt of the Initial Premium in writing. If the Certificate is issued on a Non-Allocated basis, a single Certificate Owner's Account is opened for you. A Certificate Owner Account starts earning interest on the day after it is established. You may choose to allocate the Initial Premium to an Interest Sub-account and/or one or more Index Sub-accounts, as described below.

If we determine that an application or Enrollment Form is incomplete, we will attempt to notify you by letter or telephone to obtain the necessary information.

We will return the Initial Premium and any incomplete application or Enrollment Form, along with the corresponding premium payment, that is not completed within three weeks of receipt.

We will permit others to act on your behalf in certain instances, including:

     o We will accept an application for a Certificate signed by an attorney-in-fact if we receive a copy of the power of attorney with the application.

     o We will issue a Certificate to replace an existing life insurance or annuity policy that we or an affiliated company issued even though we did not previously receive a signed application from you.

Certain dealers or other authorized persons such as employers and Qualified Plan fiduciaries may inform us of your responses to application questions by telephone or by order ticket and cause the Initial Premium to be paid to us. If the information is complete, we will issue the Certificate with a copy of an application containing that information. We will send you the Certificate and a letter so you may review the information and notify us of any errors. We may request you to confirm that the information is correct by signing a copy of the application or a Certificate delivery receipt. We confirm, in writing, all purchases. Our liability extends only to confirmed purchases.

Eligible individuals may make Subsequent Premium payments not less than $1,000 or more than $100,000. Subsequent Premium payments may not be made after the first Certificate Year if the Annuitant's age is within 10 years of the Income Date. You instruct how Subsequent Premium payments will be allocated to the Sub-accounts. If you do not specify how the Subsequent Premium payment is to be allocated, we will add it to an Interest Sub-account.

C.  ACCUMULATION PERIOD

     1.  General

The Certificate consists of a series of Sub-accounts, including a single Interest Sub-account and multiple Index Sub-accounts. We create a new Index Sub-account each time you allocate a premium payment or make a transfer to establish a new Index Sub-account. We calculate all benefits under the Certificate by first calculating the appropriate value of each Sub-account and then aggregating all Sub-account values to determine your values.

Amounts you allocate to an Interest Sub-account will earn interest and amounts allocated to an Index Sub-account may earn Index Increases.

     2.  Interest Sub-account

Any amount allocated to an Interest Sub-account will earn interest at a rate calculated and credited daily based on the Declared Rate. The Declared Rate is an annual effective interest rate that will be credited when daily interest credits have compounded for a full year. We set the Declared Rate on the first business day of each calendar month and we guarantee the rate for that month. The Declared Rate will not be less than a rate which when compounded will equal a 3% annual rate. Thus, the Declared Rate has a guaranteed component and may include interest in excess of the guaranteed component.

The determination of the Declared Rate will be reflective of interest rates generally available on the types of investments in which we intend to invest the proceeds attributable to your Interest Sub-accounts. (See "Investments by Keyport".) In addition, we may consider various factors in determining Declared Rates for a given period, including regulatory and tax requirements, sales commissions and administrative expenses we bear, general economic trends, and competitive factors. We will make the final determination as to the declared rate.

An Interest Sub-account will have an Accumulated Value and a Surrender
Value.

The Accumulated Value is the Initial and Subsequent Premiums allocated to an Interest Sub-account plus any transfers to an Interest Sub-account, less amounts transferred or surrendered from an Interest Sub-account. We credit interest at the Declared Rat to this net amount.

The Accumulated Value is available only during three time periods:

     o as a surrender payable if all or part of an Interest Sub-account is surrendered within the first five days of any calendar month.

     o as a Death Benefit that is payable if the Certificate is surrendered within 90 days after the date of certain deaths.

     o as a value applied on the Income Date to determine the amount of income payments.

At all other times, the Surrender Value is available while the Certificate is In Force.

The Surrender Value at any time is equal to:

     o 90% of the Initial and Subsequent Premiums allocated to an Interest Sub-account, plus

     o any Surrender Values transferred to this Sub-account from any Index Sub-account, less

     o   Surrender Values transferred or surrendered from this Sub-account.

Interest, both guaranteed and excess, is credited to this net amount.

We credit guaranteed interest daily at a rate which when compounded will equal a 3% annual rate.

Excess interest is the excess, if any, of interest credited to the Accumulated Value over interest credited to the Surrender Value from the last date we credited excess interest to the current date. We add excess interest on the first of each calendar month and on any date of a transfer or surrender from this Sub-account.

On each Certificate Anniversary within 10 years of the Income Date, if the Accumulated Value exceeds the Surrender Value, we will increase the Surrender Value by 1% of the Accumulated Value, but not to an amount greater than the Accumulated Value.

     3.  Index Sub-accounts

Multiple Index Sub-accounts may be open at any time. Each Index Sub-account that is open will have its own Term, Participation Rate, Cap, Floor and values. The descriptions below relate to a single Index Sub-account. This section describes activities that relate to activities within a specific Index Sub-account, such as a partial surrender from a particular Index Sub-account.

An Index Sub-account will have an Indexed Value and a Surrender Value. The Indexed Value is available only during three time periods:

     o as a surrender payable if the Index Sub-account is surrendered within 45 days after the end of its Term;

     o as a Death Benefit that is payable if the Certificate is surrendered by the later of 90 days after the date of certain deaths and 60 days after we receive notice of such death; and

     o as an amount applied on the Income Date to determine the amount of income payments.

At all other times, the Surrender Value is available while the Certificate is In Force.

The Indexed Value is the premium payment allocated to or the Accumulated Value transferred to the Index Sub-account, plus or minus any Index Increase or Index Decrease, plus end-of-term adjustments less any partial surrenders.

We determine Index Increases on each Sub-account Anniversary using the S&P 500 Index and the Participation Rate, Floor and Cap. This calculation may result in an Index Decrease only if there is a reduction in the S&P 500 Index on the first Sub-account Anniversary of a Term and there is no Floor or the Floor is less than zero. We will apply any Index Increase or Index Decrease proportionately over the remainder of the Term (See "Appendix A").

We will calculate and apply Index Increases and Index Decreases to a Sub-account at each Sub-account Anniversary after the start of a Term. The Certificate contains a formula for using the S&P 500 Index and the Guaranteed Interest Rate Factors established at the beginning of the Term to calculate the Index Increases and Index Decreases on each Sub-account Anniversary in the Term. We apply all Index Increases and Index Decreases to the Sub-account proportionately over the entire Term. For example, we will apply an Index Increase or Index Decrease attributable to the first year in a five year Term over the first to fifth years in equal amounts. (See "Appendix A", Illustrations 1-6), except that following an Index Decrease, if the S&P 500 Index on any subsequent Sub-account Anniversary in a Term exceeds the S&P 500 Index at the beginning of the Term, we will no longer apply Index Decreases.

There are two parts to the formula. The first calculates the proportionate credit for any increase in the S&P 500 Index from its prior highest Sub-account Anniversary value to its new highest value on the current Sub-account Anniversary. The second determines the proportionate credit for any change in the S&P 500 Index occurring on a prior Sub-account Anniversary(ies). This part is always zero on the first Sub-account Anniversary in a Term.

WHEN THE FLOOR IS ZERO OR GREATER

At the first Sub-account Anniversary of a Term, we calculate the Index Increase, if any, is by:

     o   multiplying
         (i)  the Participation Rate by

         (ii) the change in the S&P 500 Index from the beginning of the Term to the first Sub-account Anniversary divided by its beginning of Term value;

     o   dividing the result by the number of years in the Term; and

     o multiplying this percentage by the smaller of the Indexed Value at the beginning of the Term and the Indexed Value (prior to the crediting of any Index Increases) on the first Sub-account Anniversary.

After the first Sub-account Anniversary in any Term;

We calculate Part one by:

     o   multiplying

        (i)  the Participation Rate by

        (ii) any increase in the S&P 500 Index from its prior highest Sub-account Anniversary value to its current highest Sub-account Anniversary value divided by its beginning of Term value;

     o multiplying this result by the ratio of the number of completed Sub-account Years in the Term to the total number of Sub-account Years in the Term; and

     o multiplying this percentage by the smaller of the Indexed Value at the beginning of the Term and the Indexed Value (prior to the crediting of any Index Increases) on any Sub-account Anniversary in the Term.

We calculate Part two by:

     o multiplying the Participation Rate by the percentage change in the S&P 500 Index since the beginning of the Term, calculated using the highest value attained by the S&P 500 Index at any Sub-account Anniversary during the Term excluding the value of the S&P 500 Index at the beginning of the Term and on the current Sub-account Anniversary;

     o dividing the resulting percentage by the number of Sub-account Years in the Term; and

     o multiplying this percentage by the smaller of the Indexed Value at the beginning of the Term and the Indexed Value (prior to the crediting of any Index Increases) on any Sub-account Anniversary in the Term.

WHEN THERE IS NO FLOOR OR THE FLOOR IS LESS THAN ZERO

At the first Sub-account Anniversary of a Term, we calculate the Index Increase or the Index Decrease by:

     o   multiplying

         (i)  the Participation Rate by

         (ii) the change in the S&P 500 Index from the beginning of the Term to the first Sub-account Anniversary, divided by its beginning of Term value;

     o   dividing this result by the number of years in the Term; and

     o multiplying this percentage by the smaller of the Indexed Value at the beginning of the Term and the Indexed Value (prior to the crediting of any Index Increase or Index Decrease) on the first Sub-account Anniversary.

If there is no decrease in the S&P 500 Index on the first Sub-account Anniversary of a Term, there will be no Index Decreases during the Term.

After the first Sub-account Anniversary, we use the following two-part calculation to determine any Index Increases and proportionately distribute the first year decrease, if any, and any subsequent increases over the remainder of the Term.

We calculate Part one by:

     o   multiplying

         (i)  the Participation Rate by

         (ii) any increase in the S&P 500 Index from its prior highest Sub-account Anniversary value to its current highest Sub-account Anniversary value divided by its beginning of Term value;

     o multiplying this result by the ratio of the number of completed Sub-account Years in the Term to the total number of Sub-account Years in the Term; and

     o multiplying this percentage by the smaller of the Indexed Value at the beginning of the Term and the Indexed Value (prior to the crediting of any Index Increases) on any Sub-account Anniversary in the Term.

We calculate Part two is by:

     o multiplying the Participation Rate by the percentage change in the S&P 500 Index since the beginning of the Term, calculated using the highest value attained by the S&P 500 Index at any Sub-account Anniversary during the Term excluding the value of the S&P 500 Index at the beginning of the Term and on the current Sub-account Anniversary;

     o dividing the resulting percentage by the number of Sub-account Years in the Term; and

     o multiplying this percentage by the smaller of the Indexed Value at the beginning of the Term and the Indexed Value (prior to the crediting of any Index Increases or Index Decreases) on any Sub-account Anniversary in the Term.

THIS SECTION APPLIES IN ALL INSTANCES

Any Index Increases calculated above may be reduced if the Cap is applicable and increased if a Floor in excess of zero is applicable. Index Decreases may be reduced if a Floor is applicable. The sum of the two parts of the formula equals the total amount that we add to the Sub-account Indexed Value. If the S&P 500 Index on each Sub-account Anniversary in a Term is less than the S&P 500 Index at the beginning of the Term, we will not credit any Index Increases during the Term, and we will apply an Index Decrease if there is no Floor or the Floor is less than zero.

In the event the S&P 500 Index has increased on a Sub-account Anniversary during a Term, the effect of this formula is to provide that, in the absence of any Index Decreases or any partial or total surrender during a Term, the total Index Increases, if any, we credit to an Index Sub-account during a Term will equal the Sub-account Indexed Value at the beginning of the Term multiplied by a percentage (Participation Rate) of the percentage increase in the S&P 500 Index since the beginning of the Term (subject to the Cap and the Floor), using the highest value attained by the S&P 500 Index on any Sub-account Anniversary in the Term, excluding the value of the S&P 500 Index at the beginning of the Term and on the current Sub-account Anniversary.

In the event the S&P 500 Index value has decreased on the first Sub-account Anniversary of a Term, the effect of this formula is to provide that, in the absence of any subsequent Index Increases or any partial or total surrender during a Term, the total Index Decreases, if any, applied to an Index Sub-account during a Term will equal the Indexed Value at the beginning of the Term multiplied by a percentage (Participation Rate) of the percentage decrease in the S&P 500 Index since the beginning of the Term (subject to the Floor), using the value attained by the S&P 500 Index on the first Sub-account Anniversary of a Term.

Partial surrenders in excess of Index Increases or Index Decreases will reduce the amount of the Index Increases or Index Decreases credited after such surrender, but do not affect the portion of Index Increases or Index Decreases previously applied.

The total Index Increases we credit to an Index Sub-account may be more or less than the amount of interest we credit to an Interest Sub-account established at the same time, depending on the change in the S&P 500 Index and the Guaranteed Interest Rate Factors over the course of the Term.

The formula may produce Index Increases or Index Decreases to the Indexed Value, or the Indexed Value may remain unchanged. Over time, the Indexed Value of an Index Sub-account may be less than the Surrender Value of that same Index Sub-account. In those circumstances, the Surrender Value is used to calculate any benefit payable under the Certificate. In addition, if at the end of a Term, the Indexed Value of an Index Sub-account is less than the Surrender Value of that Sub-account, we will credit the Indexed Value with an End of Term Adjustment equal to the excess of the Surrender Value over the Indexed Value.

The Surrender Value of an Index Sub-account at any time is equal to the initial Surrender Value plus any Sub-account Anniversary Adjustments (defined below), less any partial surrenders. Interest is credited to the net amount at an annual effective rate of 3%.

A Sub-account Anniversary Adjustment may occur when we compare the Indexed Value and the Surrender Value on each Sub-account Anniversary. If

     o   the Indexed Value exceeds the Surrender Value, and

     o the total to date of all Index Increases or Index Decreases applied during the Term exceeds "all increases in the Surrender Value during the Term",

then the Surrender Value will be increased by the difference between the two amounts above. "All increases in the Surrender Value during the Term" equal the total to date during the Term of all prior Sub-account Anniversary Adjustments to the Surrender Value and all interest credited to the Surrender Value. (The interest for each Sub-account equals the Surrender Value at the end of the Sub-account year plus the amount of any partial surrender(s) during the Sub-account year, less the Surrender Value at the start of the Sub-account year).

After the above adjustment, on each Sub-account Anniversary within 10 years of the Income Date, if the Indexed Value exceeds the Surrender Value, then the Surrender Value will be increased by the lesser of (a) and (b), where:

     (a) is 1% of the Indexed Value multiplied by the number of elapsed Sub-account Anniversaries within this 10-year period, less any prior increases that were made pursuant to this provision; and

     (b) is the difference between the Indexed Value and the Surrender
          Value.

The initial Surrender Value of an Index Sub-account is equal to 90% of the premium allocated to the Index Sub-account if opened by a premium payment, and 100% of the Surrender Value transferred to the Index Sub-account if opened by a transfer.

Currently the index is the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"). The S&P 500 Index is a widely accepted and broad measure of the performance of the major United States stock markets. The S&P 500 Index is a market value weighted measure of changes in the prices of the underlying securities and does not reflect any stock dividend income on the underlying securities. "S&P", "S&P 500", and "Standard & Poor's 500" are trademarks of The McGraw Hill Companies, Inc., and have been licensed for use by us. The Certificate is not sponsored, endorsed, sold, or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of purchasing the Certificate.

If the publication of the S&P 500 Index is discontinued, or the calculation of the S&P 500 Index is changed substantially, we will substitute a suitable index and notify you.

The formula we use to calculate Index Increases and Index Decreases and illustrative examples are set forth in Appendix A.

Renewal Terms. For Index Sub-accounts, a new Term will begin automatically at the end of a Term, unless you elect a total surrender. (See "Surrenders".) Prior to the end of each Term of each Index Sub-account, we will notify you of the lengths available for the next Terms. You may choose from the Terms we offer at that time. We may discontinue offering Terms of certain lengths currently available or offer Terms of different lengths from time to time. The then available Guaranteed Interest Rate Factors may vary based on the duration of the Term selected and may differ from the rates currently available for new Certificates. You may not select a Term for a period longer than the number of years remaining until the Income Date or beyond the maximum date allowed following the death of a Certificate Owner, Joint Certificate Owner, or Annuitant, if the Owner is a non-natural person. If the selected Term exceeds these limits, we will automatically transfer the value of the Index Sub-account to the Interest Sub-account.

The Indexed Value at the beginning of any subsequent Term will be equal to the value at the end of the previous Term. In the absence of any partial or total surrender or transfer (described below), the Indexed Value will earn and we will credit it with any Index Increases for each year in the subsequent Term, using the Guaranteed Interest Rate Factors established at the beginning of the subsequent Term you select or established by default (as described above) in the absence of other instructions. The Surrender Value at the beginning of any subsequent Term will be equal in value to the Surrender Value at the end of the prior Term. The Indexed Value at the beginning of a new Term can be greater than or equal to Surrender Value, depending on Index Increases, Index Decreases, and surrenders during the prior Term. As a result, the initial Surrender Value for a new Term will be equal to or less than the initial Indexed Value for the new Term bearing the same relationship between Indexed Value and Surrender as determined at the end of the prior Term. For example, if the Surrender Value was 95% of the Indexed Value at the end of the prior Term, it will be 95% of the initial Indexed Value for the new Term. Absent any partial surrenders in the prior Term, the initial Surrender Value will never be less than 90% of the initial Indexed Value in the new Term.

Establishment of Guaranteed Interest Rate Factors. We periodically establish Guaranteed Interest Rate Factors for initial and renewal Terms. We will declare Guaranteed Interest Rate Factors for the Term chosen at the time of the initial purchase or renewal. We may establish differing Guaranteed Interest Rate Factors for Terms of different lengths. We may offer differing Guaranteed Interest Rate Factors for initial allocations, transfers, and renewal Terms.

We have no specific formula for determining the Guaranteed Interest Rate Factors. We will make the final determination of Guaranteed Interest Rate Factors and we cannot predict or guarantee what these factors will be.

Information on Renewal Rate Factors. You may call a toll-free number to inquire about Guaranteed Interest Rate Factors for Terms then being offered. In addition, prior to the beginning of each subsequent Term, we will notify you in writing of the Terms available. Guaranteed Interest Rate Factors will be declared prior to renewal. At the end of any Term, you will have the opportunity to select any other duration of Term then being offered.

     4.  Risk Considerations

The interest rates and Index Increases we credit to your Account are based on guarantees we made. The initial and subsequent Guaranteed Interest Rates and Guaranteed Interest Rate Factors apply to the original principal sum and reinvested earnings. The amount of any Index Increases we credit to an Index Sub-account may be more or less than the amount of interest we credit to an Interest Sub-account. Moreover, it is possible that we will apply an Index Decrease at each subsequent Index Sub-account Anniversary after the first if the S&P 500 Index does not exceed its beginning value on any subsequent Index Sub-account Anniversary in a Term. If the Floor established for a Term is less than zero, and the S&P 500 Index is lower on the first Sub-account Anniversary than it was at the beginning of the Term, the Indexed Value could be less than principal (i.e., premium payments).

     5.  Surrenders

     General.
You may make a partial or total surrender of your Account at any time prior to the Income Date while the Certificate is In Force, subject to the conditions described below. You may request partial surrenders from any specified Sub-account. Partial and total surrenders are not subject to a surrender charge. However, the values available for surrender may differ depending on the timing of the surrender. For example, in the Interest Sub-account, the Accumulated Value is available during the first five days of every month. At all other times, the Surrender Value is available. The available value in an Index Sub-account during the first 45 days of a new Term is the greater of the Indexed Value and Surrender Value. After 45 days, only the Surrender Value is available.

     Partial Surrenders.
At any time prior to the Income Date, you may make a partial surrender by notifying us in writing if:

     o   the surrender request is at least $250;

     o the Surrender Value remaining in each Index Sub-account after the partial surrender has been made is at least $1,000; and

     o the Combined Surrender Value remaining in the Certificate after the partial surrender has been made is at least $4,000.

If after complying with a request for a partial surrender there would be insufficient value in the Certificate Owner Account to keep the Certificate In Force, we will treat the request as a request to surrender only the excess over $4,000.

Notwithstanding the above, we do not allow Partial Surrenders from the Index Sub-account(s) if we issued the Certificate under a Corporate or Keogh Qualified Plan established pursuant to the provisions of Section 301 of the Internal Revenue Code.

     Surrender Procedures.

If you do not specify from which Sub-account(s) the partial surrender is to be taken, we will withdrawn it from Sub-accounts in the following order:

     o   from the Interest Sub-account;

     o from any Index Sub-account where the Indexed Value is available, starting with the most recently established Index Sub-account; and

     o from any Index Sub-account where the Indexed Value currently is not available, starting with the most recently established Index Sub-account.

We have established these default procedures with the goal of minimizing any adverse impact on you; however we do not represent that the order of surrenders will necessarily be the most favorable sequence for any individual Certificate Owner. You should evaluate factors such as the length of the Terms, timing of the partial surrender, the Guaranteed Interest Rate Factors, and the Indexed Value of each Sub-account to determine the appropriate Sub-account from which to take a partial surrender.

     Total Surrenders.
You may request a total surrender in writing. Surrendering the Certificate will end it. We will determine the Surrender Value as of the date we receive your request for surrender in writing. We will pay you, as applicable, the Accumulated Value or Surrender Value of the Interest Sub-account and the Indexed Value or Surrender Value of the Index Sub-account(s), less a deduction for any premium taxes not previously paid.
For any total surrender made after the first Certificate Year, you may receive the values under an Annuity Option, rather than in a lump sum.

We will, upon request, inform you of the amount payable upon a partial or total surrender. Any partial or total surrender may be subject to tax and tax penalties. (See "Tax Considerations".)

We may defer payment of any partial or total surrender for a period not exceeding six months from the date the Written Request for surrender is received, or any shorter period permitted by state insurance law. Only under highly unusual circumstances will we defer a surrender payment more than 30 days. While all circumstances under which deferral of surrender payment might be involved are not be foreseeable at this time, such circumstances could include, for example, a period of unusually high surrender requests, accompanied by a radical shift in interest rates. If we decide to defer payment for more than 30 days, we will notify you in writing of that decision.

     6.  Dollar Cost Averaging Programs

We offer dollar cost averaging programs in which you may participate by making a written request. Under the programs we periodically and automatically transfer values from the Interest Sub-account to the new Index Sub-accounts of specific Terms that you select. The programs allow you to allocate premium payments to Index Sub-accounts over time rather than investing in an Index Sub-account all at once. The programs are available for initial and subsequent Premium payments and for values transferred into the Interest Sub-account. You may not choose an Index Sub-account with a Term that would extend beyond the Income Date or the maximum date allowed following the death of a Certificate Owner, any Joint Certificate Owner, or Annuitant, if the Certificate Owner is a non-natural person. We reserve the right to limit the number of Index Sub-account Terms you may choose; however, there are currently no limits.

Each transfer from the Interest Sub-account will be to a new Index Sub-account of a Term you select which will have declared Guaranteed Interest Rate Factors unique to that Sub-account. As described in "Establishment of Guaranteed Interest Rate Factors", we establish these factors periodically and we will establish them prior to each transfer.

Because you elect the dollar cost averaging programs prior to our declaration of the Guaranteed Interest Rate Factors for Index Sub-accounts established under the programs, you should contact us prior to any transfer date to determine the Guaranteed Interest Rate Factors applicable to the planned transfer. You may elect to terminate the programs at any time.

We offer two dollar cost averaging programs:

Under the first program, you must specify in writing the amount (minimum $1,000) of each periodic transfer and the Index Sub-account Term(s) to which you want the transfers made. We will transfer values until all values are transferred from the Interest Sub-account. When the value remaining in the Interest Sub-account after the current transfer would be less than the periodic transfer amount, we will add that remaining value to the current transfer and allocate it proportionally to the designated Index Sub-account(s). The program will then end. For example, assume you have designated $1,000 to a 3 year Term Index Sub-account and $1,000 to a 5 year Term Index Sub-account and have $2,500 remaining in the Interest Sub-account. The final transfer will be for $1,250 to a 3-Year Term Index Sub-account and $1,250 to a 5-year Term Index Sub-account.

Under the second program, you must specify in writing the amount (minimum $1,000) of each periodic transfer, the duration for which you want the periodic transfers made (e.g., 15 months) and the Index Sub-account Term(s) to which you want the transfers made.

The first transfer will occur on a particular date that we designate in advance (the "designated date") as long we receive your written request no later than five business days prior to the designated date. Each subsequent transfer will occur following the designated date. For example, if the frequency is monthly and the designated date is the 10th of a month and we receive your notice on April 2, the first transfer will occur on April 10 and on the 10th of each successive month.

Before any final transfer, you may extend our first program by allocating Subsequent Premium to the Interest Sub-account or by transferring the Indexed Value of any Index Sub-account at the end of its Term to the Interest Sub-account.

We allow partial surrenders from the Interest Sub-account while a dollar cost averaging program is in effect. The duration of either program may be shortened by Partial Surrenders.

You may request in writing or by telephone that we change the periodic amount to be transferred, change the Index Sub-account(s) Terms to which you want the transfers made, or end the program. The program will automatically end if the Income Date occurs. We reserve the right to end the program at any time by sending you a notice one-month in advance.

We must receive written or telephone instructions by 4:00 PM Eastern Time of the business day preceding the next scheduled transfer in order to be in effect for that transfer. Telephone instructions are subject to the conditions and procedures we establish from time to time. The current conditions and procedures appear in Appendix D. If you participate in a dollar cost averaging program we will notify you in advance of any changes.

     7.  Transfer of Values

You may transfer account values between the Interest Sub-account and Index Sub-accounts, subject to the following:

     o you must make all requests for transfers before the Income Date in writing or by telephone;

     o the number of transfers may not exceed any limit we set for a specified time period. Currently, we do not limit the number of permissible transfers in a single Certificate Year;

     o you may transfer all or part of an Interest Sub-account (but not less than $1,000) to establish a new Index Sub-account at any time before the Income Date;

     o a transfer from an Index Sub-account to an Interest Sub-account must include the entire Indexed Value of the Sub-account and may only be made at the end of a Term;

     o the Term of a new Index Sub-account cannot be longer than the number of years remaining until the Income Date or the date allowed following the death of a Certificate Owner, Joint Certificate Owner or Annuitant, if the Owner is a non-natural person.

Currently, we do not charge for transfers. However, we reserve the right to charge $25 per transfer if you make more than four transfers in a single Certificate Year. This restriction will not apply to dollar cost averaging programs. We reserve the right, at any time and without prior notice, to terminate, modify, or suspend the transfer privileges described above.

     8.  Premium Taxes

We deduct the amount of premium taxes levied by any state or governmental entity when the premium tax is incurred, unless we elect to defer such deduction until the time of surrender or the Income Date. It is not possible to describe precisely the amount of premium tax payable on any Certificate transaction. Such premium taxes depend, among other things, on the type of Certificate (Qualified or Non-Qualified), on the state of residence of the Certificate Owner, the state of residence of the Annuitant, our status within such states, and the insurance tax laws of such states. Currently, premium taxes range from 0% to 5.0%. Appendix C contains a schedule of state premium taxes.

     9.  Death Provisions

The following provisions do not apply to Non-Allocated Certificates. With Non-Allocated Certificates, Annuitants or payees are unknown until you request that an annuity be effected.

         (a)  Non-Qualified Certificate

Death of a Certificate Owner, Joint Certificate Owner, or Certain Non-Certificate Owner Annuitants. If, while the Certificate is In Force, you or any Joint Certificate Owner dies (whether or not the decedent is also the Annuitant) or if the Annuitant dies when a non-natural person such as a trust owns the Certificate, the Designated Beneficiary will control the Certificate Owner Account.

If the decedent was the Certificate Owner or the Annuitant (if the Certificate Owner is not a natural person), the Designated Beneficiary may, by the later of the 90th day after the death and the 60th day after we receive notice of the death, surrender the Certificate Owner Account for the death benefit on the date of surrender. The total death benefit is the sum of the death benefit(s) of an Interest Sub-account and each Index Sub-account(s). The death benefit of an Interest Sub-account is equal to the Accumulated Value of an Interest Sub-account, i.e.,

     (a) the portion of the Initial Premium allocated to an Interest Sub-account; plus

     (b) the portion of any Subsequent Premium(s) allocated to the Interest Sub-account; plus

     (c) any amounts transferred to an Interest Sub-account; less

     (d) any partial surrender amounts from an Interest Sub-account; less

     (e) any amounts transferred from an Interest Sub-account; plus

     (f) interest on the net amount at the Declared Rate set on the first day of each calendar month and guaranteed for that month.

In all instances except when the Floor is greater than zero, the death benefit of each Index Sub-account is the greater of the Death Benefit and the Surrender Value. The Death Benefit is equal to (a)-(b), where:

     (a) is the Indexed Value at the start of the Sub-account Year in which death occurs, with the applicable Index Increase recalculated as described in Appendix B, and

     (b) is the sum of any partial surrenders since the start of the Sub-account Year.

If the Floor is greater than zero, (a) is "the Indexed Value as of the date of death, less any subsequent Partial Surrender".

For a surrender after the applicable 90 or 60 day period and for a surrender following the death of a Joint Certificate Owner, we will pay the Surrender Value instead.

If the decedent's surviving spouse is the sole Designated Beneficiary, he or she will automatically become the new sole Certificate Owner as of the decedent's date of death. If the decedent was the Annuitant, the new Annuitant will be any living contingent Annuitant, otherwise the surviving spouse. The Certificate Owner Account can stay in force until another death occurs. Except for this paragraph, all of "Death Provisions" will apply to that subsequent death.

In all other cases, the Certificate may remain In Force for a period not to exceed five years from the date of death. During this period, the Designated Beneficiary may exercise all ownership rights, including the right to make transfers or partial surrenders or the right to totally surrender the Certificate pursuant to the surrender provisions. If the Certificate is still In Force at the end of the five-year period, we will automatically end it by paying the Surrender Value to the Designated Beneficiary. If the Designated Beneficiary is not alive then, we will pay any Person(s) previously named by the Designated Beneficiary in writing, otherwise we will pay the Designated Beneficiary's estate.

Payment of Benefits. Instead of receiving a lump sum, you or any Designated Beneficiary may in writing direct us to pay any benefit of $5,000 or more under an Annuity Option that meets the following:

     o the first payment to the Designated Beneficiary must be made no later than one year after the date of death;

     o payments must be made over the life of the Designated Beneficiary or over a period not extending beyond that person's life expectancy; and

     o any Annuity Option that provides for payments to continue after the death of the Designated Beneficiary will not permit the successor payee to extend the period of time over which the remaining payments are to be made.

You may also direct that any benefit payable to a Designated Beneficiary be paid under an Annuity Option meeting these same requirements.

Death of Certain Non-Certificate Owner Annuitants. The following provisions apply if, while the Certificate is In Force:

     o   the Annuitant dies;

     o   the Annuitant is not a Certificate Owner; and

     o   the Certificate Owner is a natural person.

The Certificate will continue In Force after the Annuitant's death. The new Annuitant will be any living contingent Annuitant, otherwise the new Annuitant will be you.

         (b)  Qualified Certificates

Death of Annuitant. If the Annuitant dies while the Certificate is In Force, the Designated Beneficiary will control the Certificate. The Designated Beneficiary has until the later of the 90th day after the death and the 60th day after we are receive notice of the death to surrender the Certificate Owner Account for the death benefit on the date of surrender, calculated as described above. For a surrender after the applicable 90 or 60 day period, we will pay the Surrender Value instead.

If the Designated Beneficiary does not surrender the Certificate, the Certificate can stay In Force for the time period permitted by the Internal Revenue Code provisions applicable to the particular Qualified Plan.
During this period, the Designated Beneficiary may exercise all ownership rights, including the right to make partial surrenders or the right to totally surrender the Certificate pursuant to the surrender provisions. If the Certificate is still In Force at the end of the period, we will automatically end it then by paying to the Designated Beneficiary the Surrender Value. If the Designated Beneficiary is not alive then, we will pay any person(s) named by the Designated Beneficiary in writing, otherwise we will pay the Designated Beneficiary's estate.

Payment of Benefits. Instead of receiving a lump sum, you or any Designated Beneficiary may direct us in writing to pay any benefit of $5,000 or more under an Annuity Option that meets the following:

     o the first payment to the Designated Beneficiary must be made no later than one year after the date of death;

     o payments must be made over the life of the Designated Beneficiary or over a period not extending beyond that person's life expectancy; and

     o any payment option that provides for payments to continue after the death of the Designated Beneficiary will not permit the successor payee to extend the period of time over which the remaining payments are to be made.

You may direct us to pay benefits to a Designated Beneficiary under an Annuity Option meeting these same requirements.

D.  ANNUITY PAYMENT PROVISIONS

     1.  Annuity Benefits

If the Annuitant is alive on the Income Date and the Certificate is In Force, we will begin payments under the payment option you have chosen. We determine the payments by applying the Income Value (less any premium taxes or other taxes not previously deducted) on the Income Date in accordance with the option selected. The total Income Value is the sum of the Accumulated Value for an Interest Sub-account and the Indexed Value of the Index Account(s).

     2.  The Income Date and Form of Annuity

The Income Date is shown on the Certificate Specifications page. If the Annuitant dies before the Income Date and there is a successor Annuitant, we will base the Income Date on the successor Annuitant's birthday if the successor Annuitant is younger than the deceased Annuitant.

With Allocated Certificates at least 30 days prior to the Income Date, you may ask us to apply the Income Value on the Income Date under any of the Annuity Options described below. In the absence of such request, we will apply the Income Value on the Income Date under Option 3 to provide a monthly life annuity with 10 years of payments guaranteed.

With a Non-Allocated Certificate, you may ask us to apply a portion of the Account Value, as modified by any applicable Surrender Charge and Market Value Adjustment, under an Annuity Option for a participant in that Certificate Owner's plan. We will then issue a Certificate for such participant (who is also the Annuitant) and begin annuity payments as you direct.

No surrenders may occur after the Income Date. Other special rules may apply to qualified retirement plans. (See "Qualified Plans".)

     3.  Change of Annuity Option

You may change the Annuity Option from time to time. We must receive your written request for changes at least 30 days prior to the scheduled Income Date.

     4.  Annuity Options

In addition to the following options, you may arrange other options if we agree.

Option 1 - Income for a Fixed Number of Years. We will pay an annuity for a chosen number of years, not less than 5 nor more than 30. If, at the death of the payee, we have made Option 1 payments for fewer than the chosen number of years:

     o we will continue payments during the remainder of the period to the successor payee; or

     o the successor payee may elect to receive in a lump sum the present value of the remaining payments, commuted at the rate of 3% per year or at any greater interest rate used to create the annuity factor for this Option 1.

See "Annuity Payments" for the manner in which Option 1 may be taxed.

Option 2 - Life Income. We will pay an annuity for as long as the payee is alive. The amount of the annuity payments will depend on the age of the payee at the time annuity payments are to begin and may also depend on the payee's sex. It is possible under this option that the payee will receive only one annuity payment if the payee dies after the receipt of the first payment or will receive only two annuity payments if the payee dies after receipt of the second payment, and so on.

Option 3 - Life Income with 5 or 10 Years Guaranteed. We will pay an annuity during the lifetime of the payee. If, at the death of the payee, we have made payments for fewer than the selected number of years:

     o we will continue payments during the remainder of the period to the successor payee; or

     o the successor payee may elect to receive in a lump sum the present value of the remaining certain payments, commuted at the rate of 3% per year or at any greater interest rate used to create the annuity factor for this Option 3.

The amount of the annuity payments will depend on the age of the payee at the time annuity payments begin and may also depend on the payee's sex.

Option 4 - Joint and Last Survivor Income. We will pay an annuity for as long as either the payee or a designated second natural person is alive. The amount of the annuity payments will depend on the age of both persons at the time annuity payments begin and may also depend on each person's sex. It is possible under this option the payees will receive only one annuity payment if both payees die after the receipt of the first payment or will receive only two annuity payments if both payees die after receipt of the second payment, and so on.

     5.  Frequency and Amount of Payments

We will make payments in monthly installments. However, if the net amount available to apply under any Annuity Option is less than $5,000, We will pay the amount in one lump sum, in lieu of the payment otherwise provided. In addition, if payments become less than $100, we will change the frequency of payments to such intervals as will result in payments of at least $100 each.

     6.  Proof of Age, Sex, and Survival of Annuitant

We may require proof of age, sex, or survival of any payee upon whose age, sex, or survival payments depend. If the age or sex has been misstated, we will compute the amount payable based on the correct age and sex. If income payments have begun, we will pay in full any underpayment with the next annuity payment and deduct any overpayment, unless repaid in one sum, from future annuity payments until we are repaid in full.

                          INVESTMENTS BY KEYPORT

We invest our assets in accordance with the requirements of applicable state laws regarding investments that the general accounts and separate accounts of life insurance companies may make. Generally, these laws permit investments, subject to specified limits and certain qualifications, in federal, state, and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate, and certain other investments. (See "General Account Investments".)

All of our General Account assets will be available to fund a Certificate Owner's claims under a Certificate.

In establishing the Guaranteed Interest Rates and Guaranteed Interest Rates Factors under the Certificates, we will take into account, among other factors, the yields available on the instruments in which we will invest the proceeds from the Certificates. (See "Interest Sub-account", and "Establishment of Guaranteed Interest Rate Factors".) Our obligations and the values and benefits under the Certificates, however, do not vary as a direct function of the returns on the instruments in which we will have invested the proceeds from the Certificates.

Our investment strategy with respect to the proceeds attributable to Certificates is to invest in debt securities which we use to match liabilities with respect to the Terms of Index Sub-accounts to which the proceeds are allocated. This will be done in our sole discretion by making investments authorized by applicable state law. We expect to invest a substantial portion of the premiums received in securities issued by the United States Government, its agencies, and instrumentalities, which may or may not be guaranteed by the United States Government. These securities could include T-Bills, Notes, Bonds, Zero Coupon Securities, and Mortgage Pass-Through Certificates, including Government National Mortgage Association backed securities (GNMA Certificates), Federal National Mortgage Association Guaranteed Pass-Through Certificates (FNMA Certificates), Federal Home Loan Mortgage Corporation Mortgage Participation Certificates (FHLMC Certificates), and others.

We may invest our assets in various instruments, including equity options, futures, forwards, and other instruments based on the S&P 500 Index, in order to hedge our obligations with respect to Index Sub-accounts. We may buy and sell interest rate swaps and caps, Treasury bond futures, and other instruments to hedge our exposure to interest rate changes. We will purchase those derivatives from counterparties which conform to our Policies and Guidelines regarding derivative instruments. Investments in
derivatives involve certain risks.   In the case of over-the-counter
options and forward contracts, the risks include the possibility that markets will not exist for these investments when we want to close out a position, the risk that trading limits imposed by futures exchanges will inhibit our ability to close out positions in exchange-listed instruments, and the risk that a dealer with which we have an open position will become insolvent.

While the foregoing generally describes our investment strategy with respect to the proceeds attributable to the Certificates, we are not obligated to invest assets, including the proceeds attributable to the Certificates, according to any particular strategy, except as may be required by Rhode Island and other state insurance laws.

                         AMENDMENT OF CERTIFICATE

We reserve the right to amend the Certificate to meet the requirements of any applicable Federal or state laws or regulations. We will notify you in writing of any such amendments.

                         ASSIGNMENT OF CERTIFICATE

You may assign a Certificate at any time, as permitted by applicable law. An assignment will not be binding on us until we receive a copy of the assignment. Your rights and those of any revocably-named person will be subject to the assignment.

A Qualified Certificate may have limitations on your ability to assign the Certificate. We assume no responsibility for the validity or effect of any assignment.

Because an assignment may be a taxable event, you should consult a competent tax adviser as to the tax consequences resulting from any such assignment.

                        DISTRIBUTION OF CERTIFICATE

Keyport Financial Services Corp. ("KFSC") serves as the Principal Underwriter for the Certificate. Salespersons who represent us as insurance agents will sell the Certificates. Such sales persons are also registered representatives of broker-dealers who have entered into distribution agreements with KFSC. KFSC is our wholly owned subsidiary, and is registered with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 ("Exchange Act") as a broker-dealer. KFSC is a member of the National Association of Securities Dealers, Inc. ("NASD") and is located at 125 High Street, Boston, Massachusetts 02110.

We will pay a commission to broker-dealers of no more than 5.25% of any premium paid under a Certificate and we may pay a reduced commission. Certificates may be sold with a lower commission structure to our officers, directors or employees or those of our affiliates or to any Qualified Plan established for such a person. Such Certificates will have higher Participation Rates under the Index Sub-account(s), reflecting anticipated cost savings to us from the lower commission structure.

                            TAX CONSIDERATIONS

A.  GENERAL

You should consider getting tax and legal advice before you decide to purchase a Certificate. Furthermore, you should understand that we can not provide you with a detailed description of tax consequences regarding the purchase of a Certificate and that there may be instances where special tax rules apply. We do not address any applicable state or other tax laws in the discussion below. You should consult a competent tax adviser.

This discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. We make no attempt to consider any applicable state or other tax laws. Moreover, this discussion is based upon our understanding of current federal income tax laws as they are currently interpreted. We make no representations regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Interval Revenue Service.

Congress has in the past and may in the future consider legislation that, if enacted, could adversely affect the tax treatment of annuity Certificates, including distributions and undistributed appreciation. We cannot predict whether, when, or in what form Congress may enact legislation affecting annuity contracts. Any such legislation could have retroactive effect regardless of the date of enactment. New make no representation regarding the likelihood of continuation of those current Federal income tax laws or of the current interpretations by the Internal Revenue Service.

B.  TAXATION OF KEYPORT

We are taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code of 1986, as amended ("Code"). We own the assets underlying the Certificates. Any income we earn on those assets is our income.

C.  TAXATION OF ANNUITIES IN GENERAL

     1.  General

Section 72 of the Code governs taxation of annuities in general. There are no income taxes on increases in the value of a Certificate until a distribution occurs, either in the form of a lump sum payment (e.g., a full or partial surrender of the Certificate Owner Account Value), an assignment, a gift of the Certificate, or as annuity payments. The provisions of Section 72 of the Code concerning distributions are briefly summarized below. A trust or other entity owning a Non-Qualified Certificate other than as an agent for an individual is taxed differently; increases in Sub-account Value are taxed yearly whether or not a distribution occurs.

     2.  Surrender, Assignments, and Gifts

If you fully surrender the Certificate you are taxed on the portion of the payment that exceeds your cost basis in the Certificate. For Non-Qualified Certificates, the cost basis is generally the amount of the Initial Premium and any Subsequent Premium(s), and the taxable portion of the surrender payment is taxed as ordinary income. For Qualified Certificates, the cost basis is generally zero, and the taxable portion of the surrender payment is generally taxed as ordinary income subject to special 5-year income averaging for lump-sum distributions received before January 1, 2000. A Designated Beneficiary receiving a lump sum surrender benefit after your death or the death of the Annuitant is taxed on the portion of the amount that exceeds your cost basis in the Certificate. If the Designated Beneficiary elects to receive annuity payments within 60 days of the decedent's death, different tax rules apply. See "Annuity Payments" below.

Partial surrenders received under Non-Qualified Certificates prior to the Income Date are first included in gross income to the extent that Certificate Owner Account Value exceeds the Initial Premium and any Subsequent Premium. Then, to the extent Certificate Owner Account Value does not exceed the Initial Premium and any Subsequent Premium, such surrenders are treated as a non-taxable return of principal to you. For partial surrenders under a Qualified Certificate, payments are treated first as a non-taxable return of principal up to the cost basis and then a taxable return of income. Since the cost basis of Qualified Certificates is generally zero, partial surrender amounts will generally be fully taxed as ordinary income.

If you assign or pledge a Non-Qualified Certificate you will be treated as if you have received the amount assigned or pledged. You will be subject to taxation under the rules applicable to surrenders. If you give away the Certificate to anyone other than your spouse, you will be treated for income tax purposes as if you have fully surrendered the Certificate.

A special computational rule applies if we issue to you, during any calendar year, two or more Certificates or one or more Certificates and one or more of our other annuity contracts. Under this rule, the amount of any distribution includable in your gross income is to be determined under
Section 72(e) of the Code by treating our contracts and Certificates as one. We believe that this means the amount of any distribution under one Certificate will be includable in gross income to the extent that, at the time of distribution, the sum of the values for all the Certificates or Certificates exceeds the sum of the cost bases for all the Certificates.

     3.  Annuity Payments

We determine the non-taxable portion of each annuity payment by an "exclusion ratio" formula which establishes the ratio that the cost basis of the Certificate bears to the total expected value of annuity payments for the term of the annuity. The remaining portion of each payment is taxable at ordinary income rates.

For Qualified Certificates, the cost basis is generally zero. With annuity payments based on life contingencies, the payments will become fully taxable once the payee lives longer than the life expectancy used to calculate the non-taxable portion of the prior payments.

     4.  Penalty Tax

Payments you, Annuitants, and Designated Beneficiaries receive under Certificates may be subject to both ordinary income taxes and a penalty tax equal to 10% of the amount received that is includable in income. The penalty tax is not imposed on amounts received under the following circumstances:

     o   after the taxpayer attains age 59-1/2;

     o in a series of substantially equal payments made for life or life expectancy;

     o after your death (or, where the Certificate Owner is not a human being, after the death of the Annuitant);

     o   if the taxpayer becomes totally and permanently disabled; or

     o under a Non-Qualified Certificate's annuity payment option that provides for a series of substantially equal payments, provided the Certificate is not issued as a result of a Section 1035 exchange and the first annuity payment begins in the first Certificate Year.

     5.  Income Tax Withholding

We are required to withhold Federal income taxes on taxable amounts paid under Certificates unless the recipient elects not to have withholding apply. We will notify recipients of their right to elect not to have withholding apply. See "Tax-Sheltered Annuities" ("TSAs") for an alternative type of withholding that may apply to distributions from TSAs that are eligible for rollover to another TSA or to an individual retirement annuity or account ("IRA").

     6.  Section 1035 Exchanges

You may purchase a Non-Qualified Certificate with proceeds from the surrender of an existing annuity Certificate. Such a transaction may qualify as a tax-free exchange pursuant to Section 1035 of the Code. It is our understanding that in such an event:

     o the new Certificate will be subject to the distribution-at-death rules described in "Death Provisions for Non-Qualified
         Certificates";

     o premium payments made between August 14, 1982 and January 18, 1985, and the income allocable to them will, following an exchange, no longer be covered by a "grandfathered" exception to the penalty tax for a distribution of income that is allocable to an investment made over 10 years prior to the distribution; and

     o premium payments made before August 14, 1982, and the income allocable to them will, following an exchange, continue to receive the following "grandfathered" tax treatment under prior law:

         (i)   the penalty tax does not apply to any distribution;
         (ii) partial surrenders are treated first as a non-taxable return of principal and then a taxable return of income; and
         (iii) assignments are not treated as surrenders subject to taxation.

We base our understanding of the above principally on legislative reports prepared by the Staff of the Congressional Joint Committee on Taxation.

D.  QUALIFIED PLANS

The Certificate is for use with several types of Qualified Plans. The tax rules applicable to participants in such Qualified Plans vary according to the type of Plan and the terms and conditions of the Plan. We make no attempt to provide more than general information about the use of the Certificate with the various types of Qualified Plans.

You, as well as participants under such Qualified Plans, Annuitants, and Designated Beneficiaries are cautioned that the rights of any person to any benefits under such Qualified Plans may be subject to the terms and conditions of the Plans themselves regardless of the terms and conditions of the Certificate issued in connection therewith. Following are brief summaries of the various types of Qualified Plans and of the use of the Certificate in connection with these Plans. Purchasers of the Certificate should seek competent advice concerning the terms and conditions of the particular Qualified Plan and use of the Certificate with that Plan.

     1.  Tax-Sheltered Annuities

Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational, and scientific organizations specified in Section 501c(3) of the Code to purchase annuity Certificates and, subject to certain contribution limitations, exclude the amount of premium payments from gross income for tax purposes. However, such premium payments may be subject to Social Security ("FICA") taxes. This type of annuity Certificate is commonly referred to as a "Tax-Sheltered Annuity".

Section 403(b)(11) of the Code contains distribution restrictions. Specifically, benefits may be paid, through surrender of the Certificate or otherwise, only in the following circumstances:

     o when the employee attains age 59-1/2, separates from service, dies, or becomes totally and permanently disabled (within the meaning of Section 72(m)(7) of the Code); or

     o in the case of hardship. A hardship distribution must be of employee contributions only and not of any income attributable to those contributions.

Section 403(b)(11) does not apply to distributions attributable to assets held as of December 31, 1988. Thus, it appears that the restrictions of
Section 403(b)(11) apply only to distributions attributable to contributions made after 1988, to earnings on those contributions, and to earnings on amounts held as of December 31, 1988.

The Internal Revenue Service has indicated that the distribution restrictions of Section 403(b)(11) are not applicable when TSA funds are transferred tax-free directly to another TSA issuer, provided the transferred funds continue to be subject to the Section 403(b)(11) distribution restrictions.

If you have requested a distribution from a Certificate, we will notify you if all or part of the distribution is eligible for rollover to another TSA or to an IRA. Any amount eligible for rollover treatment will be subject to mandatory Federal income tax withholding at a twenty percent (20%) rate if you receive the amount rather than directing us by Written Request, to transfer the amount as a direct rollover to another TSA or IRA.

     2.  Individual Retirement Annuities

Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity." These Individual Retirement Annuities are subject to limitations on the amount contributed, the persons eligible, and the time distributions may begin. Distributions from certain types of Qualified Plans may be placed into an Individual Retirement Annuity on a tax-deferred basis.

     3.  Corporate Pension and Profit-Sharing Plans

Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees. Such retirement plans may permit the purchase of the Certificate to provide benefits under the plans.

                                THE COMPANY

A. Business

General

We are a specialty insurance company providing a diversified line of fixed, indexed and variable annuity products designed to serve the growing retirement savings market. These annuity products are sold through a wide ranging network of banks, agents and securities dealers. We seek to maintain our presence in the fixed annuity market while expanding our sales of variable and equity-indexed annuities. We seek to achieve a broader market presence through the use of diversified distribution channels and maintain a conservative approach to investment and liability management.

We are licensed to do business in all states except New York and are also licensed in the District of Columbia and the Virgin Islands. We are rated A (Excellent) by A.M. Best and Company ("A.M. Best"), independent analysts of the insurance industry. Standard & Poor's ("S&P") rates us AA for very strong financial security, Moody's Investor Services ("Moody's") rates us A2 for good financial strength and Duff & Phelps rates us AA- for very high claims paying ability. The A.M. Best's A rating is in the second highest rating category, which also includes a lower rating of A-. S&P and Duff & Phelps have one rating category above AA and Moody's has two rating categories above A. Within the S&P AA category, only AA+ is higher. The Moody's "2" modifier means that we are in the middle of the A category. The Duff & Phelps "-" modifier signifies that we are at the lower end of the AA category. These ratings reflect the opinion of the rating company as to our relative financial strength and ability to meet contractual obligations to our policyholders.

Our wholly owned insurance subsidiaries are Independence Life and Annuity Company ("Independence Life") and Keyport Benefit Life Insurance Company ("Keyport Benefit"). Other wholly owned subsidiaries are Liberty Advisory Services Corp., an investment advisory company, and Keyport Financial Services Corp., a broker-dealer.

We are an indirect wholly owned subsidiary of Liberty Financial Companies, Inc. ("Liberty Financial") which is a publicly traded holding company. Liberty Financial is an indirect majority owned subsidiary of Liberty Mutual Insurance Company ("Liberty"), a multi-line insurance company.

Liberty Financial is an asset accumulation and management company providing investment management and retirement-oriented insurance products through multiple distribution channels. We issue and underwrite substantially all of Liberty Financial's retirement-oriented insurance products. Liberty Financial's investment advisor, asset management and bank distribution operating units are The Colonial Group ("Colonial"), Stein Roe & Farnham Incorporated ("Stein Roe"), Newport Pacific Management, Inc. ("Newport") and Independent Holdings, Inc. ("Independent"). Colonial, Stein Roe and Newport manage certain underlying mutual funds and other invested assets of our separate accounts. Stein Roe also provides asset management services for a substantial portion of our general account. Independent, through its subsidiary, markets our products through the bank distribution channel.

Our executive and administrative offices are located at 125 High Street, Boston Massachusetts 02110. Our home office is at 695 George Washington Highway, Lincoln, Rhode Island 02865.

B. Selected Financial Data

The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this prospectus.

                 Selected Financial Data   (in thousands)

As of and for
the year ended
December 31,         1998      1997        1996        1995       1994
Income statement
  data:
Investment
   income      $   815,266 $   847,048 $   790,365 $   755,930 $   689,575
Interest
   credited       (562,238)   (594,084)   (572,719)   (555,725)   (481,926)
Investment
   spread          252,988     252,964     217,646     200,205     207,649
Fee income          42,836      36,353      33,534      29,767      25,273
Operating
   expenses        (53,544)    (49,941)    (43,815)    (44,475)    (54,295)
Income before
   income taxes    161,519     172,651     137,846     107,941      95,276
Net income         108,600     113,561      90,624      69,610      63,225

Balance sheet
  data:
Total cash and
   investments $13,317,878 $13,505,858 $12,305,312 $10,922,125 $ 9,274,793
Total assets    15,775,231  15,342,189  13,924,557  12,280,194  10,873,604
Stockholder's
   equity        1,135,597   1,103,021     980,782     902,331     682,485

C. Management's Discussion and Analysis of Results of Operations and Financial Condition

1.  Results of Operations

Net income was $108.6 million in 1998, compared to $113.6 million in 1997 and $90.6 million in 1996. Favorable variances in 1998 as compared to 1997 were the result of higher fee income, reduced amortization of deferred policy acquisition costs and value of insurance in force, lower policy benefits and income tax expense. Offsetting these items were reductions in net realized investment gains and higher operating expenses.

Investment spread is the amount by which investment income earned on our investments exceeds interest credited to policyholder balances. Investment spread was $253.0 million in 1998 and 1997 as compared to $217.6 million in 1996. The amount by which the average yield on investments exceeds the average interest credited rate on policyholder balances is the investment spread percentage. Such investment spread percentage was 1.78% in 1998, 1.91% in 1997, and 1.84% in 1996.

Investment income was $815.2 million in 1998, compared to $847.0 million in 1997 and $790.4 million in 1996. The decrease of $31.8 million in 1998 compared to 1997 primarily relates to a $66.4 million decrease resulting from a lower average investment yield, partially offset by a $34.6 million increase as a result of a higher level of average invested assets. The 1998 investment income was net of $70.8 million of S&P 500 Index call option amortization expense related to our equity-indexed annuities compared to $47.6 million in 1997. The average investment yield was 6.36% in 1998 compared to 6.90% in 1997. Investment income increased in 1997 compared to 1996 primarily as a result of a higher level of average invested assets, partially offset by a decrease resulting from a lower average investment yield. The average investment yield was 6.90% in 1997 compared to 7.16% in 1996.

Interest credited to policyholders totaled $562.2 million in 1998, compared to $594.1 million in 1997 and $572.7 million in 1996. The decrease of $31.9 million in 1998 compared to 1997 primarily relates to a $49.4 million decrease resulting from a lower average interest credited rate, partially offset by a $17.5 million increase as a result of a higher level of average policyholder balances. Policyholder balances averaged $12.3 billion (including $10.5 billion of fixed products and $1.8 billion of equity-indexed annuities) in 1998 compared to $11.9 billion (including $10.8 billion of fixed products and $1.1 billion of equity-indexed annuities) in 1997. The average interest credited rate was 4.58% (5.23% on fixed products and 0.85% on equity-indexed annuities) in 1998 compared to 4.99% (5.45% on fixed products and 0.85% on equity-indexed annuities) in 1997. Our equity-indexed annuities credit interest to the policyholder at a "participation rate" equal to a portion (ranging for existing policies from 25% to 95%) of the change in value of the S&P 500 Index. Our equity-indexed annuities also provide a full guarantee of principal if held to term, plus interest at 0.85% annually. For each of the periods presented, the interest credited to equity-indexed policyholders related to the participation rate was offset by investment income recognized on the S&P 500 Index call options and futures, resulting in an 0.85% net credited rate. Interest credited to policyholders increased in 1997 compared to 1996 primarily as a result of a higher level of average policyholder balances, partially offset by a decrease in the average interest credited rate. Policyholder balances averaged $11.9 billion in 1997 compared to $10.8 billion in 1996. The average interest credited rate was 5.32% in 1996.

Average investments (computed without giving effect to Statement of Financial Accounting Standards No. 115), including a portion of our cash and cash equivalents, were $12.8 billion in 1998 compared to $12.3 billion in 1997 and $11.0 billion in 1996. The increase of $0.5 billion in 1998 compared to 1997 was primarily due to the reinvestment of portfolio earnings. The increase of $1.3 billion in 1997 compared to 1996 was primarily due to a 100% coinsurance agreement with respect to a $954.0 million block of SPDAs entered into with Fidelity & Guaranty Life Insurance Company ("F&G Life") during the third quarter of 1996 and the reinvestment of portfolio earnings.

Net realized investment gains were $.8 million in 1998, compared to $24.7 million in 1997 and $5.5 million in 1996. The net realized investment gains in 1998 were net of losses of $28.3 million for certain fixed maturity investments where the decline in value was determined to be other than temporary. There were no impairment writedowns in 1997 and 1996. The net realized investment gains in 1998 included net gains on sales of fixed maturity investments of $12.4 million, gains on sales of equity securities of $14.7 million and gains of $.1 million on redemption of seed money investments in separate account mutual funds we sponsored. The net realized investment gains in 1997 included gains on sales of fixed maturity investments of $16.8 million and gains of $7.9 million on redemption of seed money investments in separate account mutual funds we sponsored. Sales of fixed maturity and equity investments generally are made to maximize total return.

Surrender charges on fixed and variable annuity withdrawals generally are assessed at declining rates applied to policyholder withdrawals during the first five to seven years of the contract. Total surrender charges were $17.5 million in 1998, compared to $16.0 million in 1997 and $14.9 million in 1996.

Total annuity withdrawals represented 13.2% of the total average annuity policyholder and separate account balances in 1998 and 11.6% in 1997 and 1996. Excluding surrenders from the older block of annuities acquired in the F&G Life transaction, the withdrawal percentages were 13.2% in 1998, 10.6% in 1997 and 10.0% in 1996.

Separate account fees are primarily mortality and expense charges earned on variable annuity and variable life policyholder balances. These fees, which are based on the market values of the assets in separate accounts supporting the contracts, were $20.6 million in 1998 compared to $17.1 million in 1997 and $16.0 million in 1996. Such fees represented 1.44%, 1.54% and 1.68% of average variable annuity and variable life separate account balances in 1998, 1997 and 1996, respectively.

Management fees are primarily investment advisory fees related to the separate account assets. The fees are based on the levels of assets under management, which are affected by product sales and redemptions and changes in the market values of the investments managed. Management fees were $4.8 million in 1998, compared to $3.3 million in 1997 and $2.6 million in 1996. The increase of $1.5 million in 1998 compared to 1997 primarily reflects a higher level of average assets under management.

Operating expenses primarily represent compensation, selling and other general and administrative expenses. These expenses were $53.5 million in 1998, compared to $49.9 million in 1997 and $43.8 million in 1996. The increase in 1998 compared to 1997 was primarily due to higher employee related expenses and selling expenses.

Amortization of deferred policy acquisition costs were $69.2 million in 1998, compared to $75.9 million in 1997 and $60.2 million in 1996. The decrease in amortization of $6.7 million in 1998 compared to 1997 was primarily related to revisions in investment spread assumptions, partially offset by increased amortization from the growth of business in force. The increase in amortization in 1997 compared to 1996 was primarily related to the increase in investment spread from the growth of business in force associated with fixed and equity-indexed products and the increased sales of variable annuity products during 1997. Amortization expense represented 24.8%, 27.5% and 25.1% of investment spread and separate account fees in 1998, 1997 and 1996, respectively.

Amortization of value of insurance in force totaled $8.2 million in 1998, compared to $10.5 million in 1997 and $10.2 million in 1996. The decrease in amortization of $2.3 million in 1998 compared to 1997 was primarily related to lower amortization associated with F&G Life. The increase in amortization in 1997 compared to 1996 was primarily due to increased amortization of $4.0 million related to the F&G Life transaction, partially offset by decreased amortization related to a change in mortality assumptions.

Income tax expense was $52.9 million or 32.76% of pretax income in 1998, compared to $59.1 million or 34.2% of pretax income in 1997 and $47.2 million or 34.3% pretax income in 1996.

Effective July 18, 1997, due to changes in ownership of Liberty Financial, we are no longer included in the consolidated federal income tax return of Liberty Mutual. We do not expect this change to have a material effect on our financial condition or results from operations. We will be eligible to file a consolidated federal income tax return with Liberty Financial in 2002.

2.  Financial Condition

Stockholder's Equity as of December 31, 1998 was $1.136 billion compared to $1.103 billion as of December 31, 1997. The increase in stockholder's equity was due to an in increase in comprehensive income of $52.6 million, offset by cash dividends of $20.0 million paid to Liberty Financial.

Investments not including cash and cash equivalents totaled $12.6 billion at December 31, 1998 compared to $12.3 billion at December 31, 1997. The increase of $0.3 billion is primarily attributable to the reinvestment of portfolio earnings.

Our general investment policy is to hold fixed maturity assets for long-term investment and, accordingly, we do not have a trading portfolio. To provide for maximum portfolio flexibility and appropriate tax planning, we classify our entire fixed maturity portfolio as "available for sale" and carry such investments at fair value. Our total investments at December 31, 1998 and 1997 reflected net unrealized gains of $105.3 million and $283.8 million, respectively, relating to our fixed maturity and equity portfolios.

Approximately $11.3 billion, or 84.9%, of our general account investments at December 31, 1998, were rated by Standard & Poor's Corporation, Moody's Investors Service or under comparable statutory rating guidelines established by the NAIC. At December 31, 1998, the carrying value of investments in below investment grade securities totaled $1.1 billion, or 8.1% of general account investments of $13.3 billion. Below investment grade securities generally provide higher yields and involve greater risks than investment grade securities because their issuers typically are more highly leveraged and more vulnerable to adverse economic conditions than investment grade issuers. In addition, the trading market for these securities may be more limited than for investment grade securities.

We routinely review our portfolio of investment securities. We identify monthly any investments that require additional monitoring, and carefully reviews the carrying value of such investments at least quarterly to determine whether specific investments should be placed on a nonaccrual basis and to determine declines in value that may be other than temporary. In making these reviews, we principally consider the adequacy of collateral (if any), compliance with contractual covenants, the borrower's recent financial performance, news reports and other externally generated information concerning the creditor's affairs. In the case of publicly traded fixed maturity investments, we also consider market value quotations, if available.

As of December 31, 1998, the carrying value of fixed maturity investments that were non-income producing was $30.0 million, which constituted 0.2% of investments. There were no non-income producing fixed maturity investments as of December 31, 1997.

3.  Market Risk

Market-Sensitive Instruments and Risk Management

Market risk is the risk that we will incur losses due to adverse changes in market rates and prices. Our primary market risk exposures are to changes in interest rates and to changes in equity prices.

The active management of market risk is integral to our operations. We may use the following approaches to manage our exposure to market risk within defined tolerance ranges: 1) rebalance our existing asset or liability portfolios, 2) change the character of future investment purchases, or 3) use derivative instruments to modify the market risk characteristics of existing assets and liabilities or assets expected to be purchased.

Corporate Oversight

We generate substantial investable funds from our annuity operations. We believe that our fixed and indexed policyholder balances should be backed by investments, principally comprised of fixed maturities, which generate predictable rates of return. We do not have a specific target rate of return. Instead, our rates of return vary over time depending on the current interest rates, the slope of the yield curve and the excess at which fixed maturities are priced over the yield curve. Our portfolio strategy is designed to achieve acceptable risk-adjusted returns by effectively managing portfolio liquidity and credit quality.

We administer and oversee the investment risk management processes primarily through our Investment Committee, our Board of Directors, and the Board of Directors of Liberty Financial. The Investment Committee and Board of Directors provide executive oversight of investment activities. The Investment Committee is a senior management committee consisting of the Chief Investment Officer, Chief Financial Officer, President, and members of senior management of Liberty Financial. The Investment Committee meets monthly to provide detailed oversight of investment risk, including market risk.

We have investment guidelines that define the overall framework for managing market and other investment risks, including the accountabilities and controls over these activities. In addition, we have specific investment policies that delineate the investment limits and strategies that are appropriate given our liquidity, surplus, product and regulatory requirements.

We monitor and manage our exposure to market risk through asset allocation limits, duration limits, and stress tests. Asset allocation limits place restrictions on the aggregate fair value which may be invested within an asset class. Duration limits on the aggregate investment portfolio, and, as appropriate, on individual components of the portfolio, place restrictions on the amount of interest rate risk that may be taken. Stress tests measure downside risk to fair value and earnings over longer time intervals and for adverse market scenarios.

The day-to-day management of market risk within defined tolerance ranges occurs as portfolio managers buy and sell within their respective markets based upon the acceptable boundaries established by asset allocation, duration and other limits, including but not limited to credit and liquidity.

Interest Rate Risk

Interest rate risk is the risk that we will incur economic losses due to adverse changes in interest rates. This risk arises from our primary activities, as we invest substantial funds in interest-sensitive assets and also have interest-sensitive liabilities. Our asset/liability management emphasizes a conservative approach, which is oriented toward reducing downside risk in adverse markets, as opposed to maximizing spread in favorable markets.

We manage the interest rate risk inherent in our assets relative to the interest rate risk inherent in our liabilities. One of the measures we use to quantify this exposure is effective duration. Effective duration is a common measure for the price sensitivity of assets and liabilities to changes in interest rates. It measures approximate the percentage change in the fair value of assets and liabilities when interest rates change by 100 basis points. This measure includes the impact of estimated changes in portfolio cash flows from features such as prepayments and bond calls. The effective duration of assets and related liabilities are produced using standard financial valuation techniques. At December 31, 1998, the estimated difference between our asset and liability duration was approximately 1.2. This positive duration gap indicates that the fair value of our assets is somewhat more sensitive to interest rate movements than the fair value of our liabilities.

We seek to invest premiums and deposits to create future cash flows that will fund future benefits, claims, and expenses, and earn stable margins across a wide variety of interest rate and economic scenarios. In order to achieve this objective and limit our exposure to interest rate risk, we adhere to a philosophy of managing the effective duration of assets and related liabilities. We use interest rate swaps, futures and caps to reduce the interest rate risk resulting from effective duration mismatches between assets and liabilities. To the extent that actual results differ from the assumptions utilized, our effective duration could be significantly impacted. Important assumptions include the timing of cash flows on mortgage-related assets and liabilities subject to policyholder surrenders. Additionally, our calculation assumes that the current relationship between short-term and long-term interest rates (the term structure of interest rates) will remain constant over time. As a result, these calculations may not fully capture the impact of non-parallel changes in the term structure of interest rates and/or large changes in interest rates.

Our potential exposure due to a 10% increase in prevailing interest rates from their December 31, 1998 levels is a loss of $87.0 million in fair value of our fixed-rate assets that is not offset by a decrease in the fair value of our fixed-rate liabilities. Because we actively manage our assets and liabilities and have strategies in place to minimize our exposure to loss as interest rate changes occur, we expect that actual losses would be less than the estimated potential loss

Equity Price Risk

Equity price risk is the risk that we will incur economic losses due to adverse changes in a particular stock or stock index. At December 31, 1998, we had approximately $24.6 million in common stocks and $535.1 million in other equity investments (primarily call options and futures contracts).

At December 31, 1998, we had $2.1 billion in equity-indexed annuity liabilities which provide customers with contractually guaranteed participation in price appreciation of the Standard & Poor's 500 Composite Price Index ("S&P 500 Index"). We purchase equity-indexed options and futures to hedge the risk associated with the price appreciation component of equity-indexed annuity liabilities.

We manage the equity risk inherent in our assets relative to the equity risk inherent in our liabilities by conducting detailed computer simulations that model our S&P 500 Index derivatives and our equity-indexed annuity liabilities under stress-test scenarios in which both the index level and the index option implied volatility are varied through a wide range. Implied volatility is a value derived from standard option valuation models representing an implicit forecast of the standard deviation of the returns on the underlying asset over the life of the option or future. The fair values of S&P 500 Index linked securities, derivatives, and annuities are produced using standard derivative valuation techniques. The derivatives and future portfolios are constructed to maintain acceptable interest margins under a variety of possible future S&P 500 Index levels and option or future cost environments. In order to achieve this objective and limit our exposure to equity price risk, we measure and manage these exposures using methods based on the fair value of assets and the price appreciation component of related liabilities. We use derivatives, including futures and options, to modify our net exposure to fluctuations in the S&P 500 Index.

Based upon the information and assumptions we use in our stress-test scenarios at December 31, 1998, we estimate that if the S&P 500 Index increases by 10%, the net fair value of our assets and liabilities described above would decrease by approximately $2.0 million. If the S&P 500 Index decreases by 10%, we estimate that the net fair value of our assets and liabilities will increase by approximately $2.0 million. If option implied volatilities increase by 100 basis points, we estimate that the net fair value of our assets and liabilities will decrease by approximately $6.0 million.

The simulations do not consider the effects of other changes in market conditions that could accompany changes in the equity option and futures markets including the effects of changes in implied dividend yields, interest rates, and equity-indexed annuity policy surrenders.

4.  Derivatives

As a component of our investment strategy and to reduce exposure to interest rate risk, we utilize interest rate swap agreements ("swap agreements") and interest rate cap agreements ("cap agreements") to match assets more closely to liabilities. Swap agreements are agreements to exchange with counterparty interest rate payments of differing character (e.g., fixed-rate payments exchanged for variable-rate payments) based on an underlying principal balance (notional principal) to hedge against interest rate changes. We currently utilize swap agreements to reduce asset duration and to better match interest earned on longer-term fixed-rate assets with interest credited to policyholders. We had 42 and 45 outstanding swap agreements with an aggregate notional principal amount of $2.4 billion and $2.6 billion as of December 31, 1998 and 1997, respectively.

Cap agreements are agreements with a counterparty that require the payment of a premium for the right to receive payments for the difference between the cap interest rate and a market interest rate on specified future dates based on an underlying principal balance (notional principal) to hedge against rising interest rates. We had interest rate cap agreements with an aggregate notional amount of $250.0 million as of December 31, 1998 and 1997.

With respect to our equity-indexed annuities, we buy call options and futures on the S&P 500 Index to hedge our obligations to provide returns based upon this index. We had call options with a carrying value of $535.6 million and $323.3 million as of December 31, 1998 and 1997, respectively. We had futures with a carrying value of $(.6) million and $.8 million as of December 31, 1998 and 1997, respectively.

There are risks associated with some of the techniques we use to match our assets and liabilities. The primary risk associated with swap, cap and call option agreements is counterparty nonperformance. We believe that the counterparties to our swap, cap and call option agreements are financially responsible and that the counterparty risk associated with these transactions is minimal. Future contracts trade on organized exchanges and, therefore, have minimal credit risk. In addition, swap and cap agreements have interest rate risk and call options and future contracts have stock market risk. These swap and cap agreements hedge fixed-rate assets and we expect that any interest rate movements that adversely affect the market value of swap agreements would be offset by changes in the market values of such fixed-rate assets. However, there can be no assurance that these hedges will be effective in offsetting the potential adverse effects of changes in interest rates. Similarly, the call options and futures hedge our obligations to provide returns on equity-indexed annuities based upon the S&P 500 Index, and we believe that any stock market movements that adversely affect the market value of S&P 500 Index call options and futures would be substantially offset by a reduction in policyholder liabilities. However, there can be no assurance that these hedges will be effective in offsetting the potentially adverse effects of changes in S&P 500 Index levels. Our profitability could be adversely affected if the value of our swap and cap agreements increase less than (or decrease more than) the change in the market value of our fixed rate assets and/or if the value of our S&P Index 500 call options and futures increase less than (or decrease more than) the value of the guarantees made to equity-indexed policyholders.

In June 1998, Statement of Financial Accounting Standard No. 133 "Accounting for Derivative Instruments and Hedging Activities" was issued. This statement standardizes the accounting for derivative instruments and the derivative portion of certain other contracts that have similar characteristics by requiring that an entity recognize those instruments at fair value. This statement also requires a new method of accounting for hedging transactions, prescribes the type of items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedge accounting. This statement is effective for fiscal years beginning after June 15, 1999. Earlier adoption is permitted. Upon adoption, we will be required to record a cumulative effect adjustment to reflect this accounting change. At this time, we have not completed our analysis and evaluation of the requirements and the impact of this statement.

5.  Liquidity and Capital Resources

Our liquidity needs and financial resources pertain to the management of the general account assets and policyholder balances. We use cash for the payment of annuity and life insurance benefits, operating expenses and policy acquisition costs, and the purchase of investments. We generate cash from annuity premiums and deposits, net investment income, and from maturities and sales of its investments. Annuity premiums, maturing investments and net investment income have historically been sufficient to meet our cash requirements. We monitor cash and cash equivalents in an effort to maintain sufficient liquidity and have strategies in place to maintain sufficient liquidity in changing interest rate environments. Consistent with the nature of our obligations, we have invested a substantial amount of our general account assets in readily marketable securities. At December 31, 1998, $9.7 billion, or 73.3%, of our general account investments are considered readily marketable.

To the extent that unanticipated surrenders cause us to sell for liquidity purposes a material amount of securities prior to their maturity, such surrenders could have a material adverse effect on us. Although no assurance can be given, we believe that liquidity to fund withdrawals would be available through incoming cash flow, the sale of short-term or floating-rate instruments, thereby precluding the sale of fixed maturity investments in a potentially unfavorable market. In addition, our fixed-rate products incorporate surrender charges to encourage persistency and make the cost of our policyholder balances more predictable. Approximately 81% of our fixed annuity policyholder balances were subject to surrender charges or restrictions as of December 31, 1998.

Current Rhode Island insurance law permits us to pay dividends or distributions to Liberty Financial, which, together with dividends and distributions paid during the preceding 12 months, do not exceed the lesser of (i) 10% of statutory surplus as of the preceding December 31 or (ii) the net gain from operations for the preceding fiscal year. Any proposed dividend in excess of this amount is called an "extraordinary dividend" and may not be paid until it is approved by the Commissioner of Insurance of the State of Rhode Island. We had not previously paid any dividends since our acquisition in 1988. In 1998, we paid $20.0 million in dividends to Liberty Financial. As of December 31, 1998, the amount of additional dividends that we could pay without such approval was $59.1 million.

Based upon our historical cash flow, our current financial condition and expectation that there will not be a material adverse change in our results of operations and our subsidiaries during the next twelve months, we believe that cash flow provided by operating activities over this period will provide sufficient liquidity for us to meet our liquidity needs.

6.  Year 2000

Many companies and organizations have computer programs that use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. We rely significantly on computer systems and applications in our operations. Some of these systems are not presently Year 2000 compliant. If not corrected, this could cause system failures. Such failures could have an adverse effect on us causing disruption of operations, including, among other things, an inability to process transactions.

In addressing the Year 2000 issue, we have completed an inventory of our computer programs and assessed its Year 2000 readiness. Our computer programs include internally developed programs, third-party purchased programs and third-party custom developed programs. For programs which were identified as not being Year 2000 ready, we have implemented a remediation plan which includes repairing or replacing the programs and appropriate testing for Year 2000. The remediation plan is substantially complete and is currently in the final testing phase. We also identified our non-information technology systems with respect to Year 2000 issues. We initiated remediation efforts in this area and expect to complete this phase during 1999.

We have initiated communication with significant financial institutions, distributors, suppliers and others with which we do business to determine the extent to which our systems are vulnerable by the failure of others to remediate their own Year 2000 issues. We have received feedback from such parties and are in the process of independently confirming information received from other parties with respect to their year 2000 issues.

We are developing, and will continue to develop, contingency plans for dealing with any adverse effects that become likely in the event our remediation plans are not successful or third parties fail to remediate their own Year 2000 issues. If necessary modifications and conversions are not made, or are not timely completed, or if the systems of the companies on which our interface system relies are not timely converted, the Year 2000 issues could have a material impact on our financial condition and results of operations. However, we believe that with modifications to existing software and conversions to new software, the Year 2000 issue will not pose significant operational problems for our computer systems.

Through December 31, 1998, the external cost of the Year 2000 project was approximately $.8 million, which was primarily related to consultants and replacement hardware and software. During 1999, we estimate that an additional $1.1 million in costs will be incurred related to testing and contingency plan development. All of the costs of the Year 2000 project are funded through operating cash flows. In our opinion, the cost of addressing the Year 2000 issue is not expected to have a material adverse effect on our financial condition or results of operations.

7.  Effects of Inflation

Inflation has not had a material effect on our consolidated results of operations to date. We manage our investment portfolio in part to reduce our exposure to interest rate fluctuations. In general, the fair value of our fixed maturity portfolio increases or decreases in inverse relationship with fluctuations in interest rates, and our net investment income increases or decreases in direct relationship with interest rate changes. For example, if interest rates decline our fixed maturity investments generally will increase in fair value, while net investment income will decrease as fixed maturity investments mature or are sold and the proceeds are reinvested at reduced rates. However, inflation may result in increased operating expenses that may not be readily recoverable in the prices of the services charged by us.

8.  Forward-Looking Statements

We desire to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). Investors are cautioned that all statements, trend analyses and other information contained in this report or in any of our filings under Section 13 or 15
(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), relative to the markets for our products and trends in our operations or financial results, as well as other statements including words such as "anticipate", "believe", "plan", "estimate", "expect", "intend" and other similar expressions, constitute forward-looking statements under the Reform Act.

These forward-looking statements are subject to known and unknown risks, uncertainties and other factors, many of which are beyond our control, that may cause actual results to be materially different from those contemplated by the forward-looking statements. Such factors include, among other things: (1) general economic conditions and market factors, such as prevailing interest rate levels, stock market performance and fluctuations in the market for retirement-oriented savings products, which may adversely affect our ability to sell our products and services and the market value of our investments and assets under management and, therefore, the portion of our revenues that are based on a percentage of assets under management;
(2) our ability to manage effectively our investment spread (i.e. the amount by which investment income exceeds interest credited to annuity and life insurance policyholders) as a result of changes in interest rates and crediting rates to policyholders, market conditions and other factors (our results of operations and financial condition are significantly dependent on our ability to manage effectively our investment spread); (3) levels of surrenders and withdrawals of our retirement-oriented insurance products;
(4) our ability to manage effectively certain risks with respect to our investment portfolio, including risks relating to holding below investment grade securities and the ability to dispose of illiquid and/or restricted securities at desired times and prices, and the ability to manage and hedge against interest rate changes through asset/liability management techniques; (5) competition in the sale of our products and services, including our ability to establish and maintain relationships with distributors of our products; (6) changes in our financial ratings or those of our competitors; (7) our ability to attract and retain key employees, including senior officers, investment managers and sales executives; (8) the impact of and our compliance with existing and future regulation, including restrictions on the ability to pay dividends and any of our obligations under any guaranty fund assessment laws; (9) changes in applicable tax laws which may affect the relative tax advantages and attractiveness of some of our products; (10) the result of any litigation or legal proceedings involving us; (11) changes in generally accepted accounting principles and the impact of accounting principles and pronouncements on our financial condition and results of operation; (12) the impact of Year 2000 issues on our operations and our subsidiaries; and
(13) the other risk factors or uncertainties contained from time to time in any document incorporated by reference in this report or otherwise filed by us under the Exchange Act. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements and no assurances can be given that the estimates and expectations reflected in such statements will be achieved

D. General Account Investments

We credit premium deposits on fixed and equity-indexed annuities to our general account investments (which at December 31, 1998 totaled $13.3 billion). General account investments include cash and cash equivalents. To maintain our investment spreads at acceptable levels, we must earn returns on general accounts sufficiently in excess of the fixed or indexed returns credited to policyholders. The key element of this investment process is asset/liability management. Successful asset/liability management requires both a quantitative assessment of overall policy liabilities (including maturities, surrenders and crediting of interest) and prudent investment of general account assets. The two most important tools in managing policy liabilities are setting crediting rates and establishing surrender periods. The investment process requires portfolio techniques that earn acceptable yields while effectively managing both interest rate risk and credit risk. We emphasize a conservative approach to asset/liability management, which is oriented toward reducing downside risk in adverse markets, as opposed to maximizing spread in favorable markets. The approach is also designed to reduce earnings volatility. Various factors can impact our investment spread, including changes in interest rates and other factors affecting our general account investments.

Most of our general account investments are invested in fixed maturity securities (84.7% at December 31, 1998). Our principal strategy for managing interest rate risk is to closely match the duration of our general account investment portfolio to our policyholder balances. We also employ hedging strategies to manage this risk, including interest rate swaps and caps. In the case of equity-indexed products, we purchase S&P 500 Index call options to hedge our obligations to provide participation rate returns. Credit risk is managed by careful credit analysis and monitoring. A portion of the general account investments (8.1% at December 31, 1998) is invested in below investment grade fixed maturity securities to enhance overall portfolio yield. Below investment grade securities pose greater risks than investment grade securities. We actively manage our below investment grade portfolio to optimize our risk/return profile. At December 31, 1998, the carrying value of fixed maturity investments that were non-income producing was $30.0 million, which constituted 0.2% of investments.

As of December 31, 1998, we owned approximately $3.3 billion of mortgage-backed securities (24.8% of our general account investments), 97.3% of which were investment grade. Mortgage-backed securities are subject to significant prepayment and extension risks, since the underlying mortgages may be repaid more or less rapidly than scheduled.

As of December 31, 1998, approximately $3.6 billion (26.7% of our general account investments) were invested in securities which were sold without registration under the Securities Act and were not freely tradable under the Securities Act or which were otherwise illiquid. These securities may be resold pursuant to an exemption from registration under the Securities Act. If we sought to sell such securities, we might be unable to do so at the then current carrying values and might have to dispose of such securities over extended periods of time at uncertain levels.

E.  Competition

Our business activities are conducted in extremely competitive markets. We compete with a large number of life insurance companies, some of which are larger, more highly capitalized and have higher ratings than we do. However, no one company dominates the industry. In addition, our products compete with alternative investment vehicles available through financial institutions, brokerage firms and investment managers. We believe that we compete principally with respect to product features, pricing, ratings and service. We also believe that we can continue to compete successfully in this market by offering innovative products and superior services. In addition, financial institutions and broker-dealers focus on the insurer's ratings for financial strength or claims-paying ability in determining whether to market the insurer's annuities.

F.  Employees

As of December 31, 1998 we have 408 full-time employees. We provide our employees with a broad range of employee benefit programs. We believe that our relations with our employees are excellent.

G.  Regulation

Our business activities are extensively regulated. The following is a brief summary of principal regulatory requirements and certain related matters.

Our retirement-oriented insurance products generally are issued as individual policies. A policy is a contract between the issuing insurance company and the policyholder. Policy forms, including all principal contract terms, are regulated by state law. Generally, the policy form must be approved by the insurance department or similar agency of a state prior to any sales in that state.

We are chartered in Rhode Island and the State of Rhode Island Insurance Department is our primary oversight regulator. We also must be licensed by the state insurance regulators in each jurisdiction in which we conduct business. Currently, we are licensed to conduct business in 49 states (the exception being New York), and in the District of Columbia. State insurance laws generally provide regulators with broad powers related to issuing licenses to transact business, regulating marketing and other trade practices, operating guaranty associations, regulating certain premium rates, regulating insurance holding company systems, establishing reserve requirements, prescribing the form and content of required financial statements and reports, performing financial and other examinations, determining the reasonableness and adequacy of statutory capital and surplus, regulating the type and amount of investments permitted, limiting the amount of dividends that can be paid and the size of transactions that can be consummated without first obtaining regulatory approval, and other related matters. The regulators also make periodic examinations of individual companies and review annual and other reports on the financial conditions of all companies operating within their respective jurisdictions.

We prepare our statutory-basis financial statements in accordance with accounting practices prescribed or permitted by the Insurance Department of the State of Rhode Island. Certain statutory accounting practices are prescribed by state laws. Permitted statutory accounting practices encompass all accounting practices that are not proscribed; such practices may differ between the states and companies within a state. The National Association of Insurance Commissioners ("NAIC") currently is in the process of codifying statutory accounting practices, the result of which is expected to constitute the only source of prescribed statutory accounting practices. That project, which is expected to be completed in 1999 may result in changes to the accounting practices that we use to prepare our statutory-basis financial statements. The impact of any such changes on our statutory-surplus cannot be determined at this time. We cannot assure that such changes would not have a material adverse effect on us.

Risk-Based Capital Requirements. In recent years, various states have adopted new quantitative standards promulgated by the NAIC. These standards are designed to reduce the risk of insurance company insolvencies, in part by providing an early warning of financial or other difficulties. These standards include the NAIC's risk-based capital ("RBC") requirements. RBC requirements attempt to measure statutory capital and surplus needs based on the risks in a company's mix of products and investment portfolio. The requirements provide for four different levels of regulatory attention which implement increasing levels of regulatory control (ranging from development of an action plan to mandatory receivership). As of December 31, 1998, our capital and surplus exceeded the level at which the lowest of these regulatory attention levels would be triggered.

Guaranty Fund Assessments. Under the insurance guaranty fund laws in each state, insurers can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. Because assessments typically are not made for several years after an insurer fails, we cannot accurately determine the precise amount or timing of our exposure to known insurance company insolvencies at this time. For certain information regarding our historical and estimated future assessments, see note 11 to our consolidated financial statements. The insolvency of large life insurance companies in future years could result in material assessments to us by state guaranty funds. No assurance can be given that such assessments would not have a material adverse effect on us

Insurance Holding Company Regulation. Current Rhode Island insurance law permits us to pay dividends or distributions to Liberty Financial, which, together with dividends and distributions paid during the preceding 12 months, do not exceed the lesser of (i) 10% of statutory surplus as of the preceding December 31 or (ii) the net gain from operations for the preceding fiscal year. Any proposed dividend in excess of this amount is called an "extraordinary dividend" and may not be paid until it is approved by the Commissioner of Insurance of the State of Rhode Island. We had not paid any dividends since our acquisition in 1988. In 1998, we paid $20.0 million in dividends to Liberty Financial. As of December 31, 1998, the amount of additional dividends that we could pay without such approval was $59.1 million.

KFSC, our subsidiary, is regulated as a broker-dealer under the Exchange Act and is a member of the NASD. (See "Distribution of Contracts and Certificates".)

                            COMPANY MANAGEMENT

The following are the principal officers and directors of the Company:

                           Position with          Other Business, Vocation
                             Keyport               or Employment for Past
Name, Age                 Year of Election            Five Years

Kenneth R. Leibler, 50  Chairman of the Board,   Chief Executive Officer of
                        12/31/94                 Liberty Financial
                                                 Companies, Inc. ("LFC"),
                                                 1/1/95; President of LFC,
                                                 formerly Chief Operating
                                                 Officer of LFC

Frederick Lippitt, 82   Director, 1/31/62,       Chairman of The Providence
                        and Assistant Secretary, Plan Providence, RI
                        4/9/69

Robert C. Nyman, 63     Director, 4/11/96        Formerly President and
                                                 Chairman of Nyman
                                                 Manufacturing Co., East
                                                 Providence, RI

Paul H. LeFevre, Jr.,   Acting President,        Formerly Senior Vice
56                      10/22/98, Executive      President and Chief
                        Vice President, 4/10/97  Financial Officer of
                                                 the Company, 9/1/95;
                                                 Acting President,
                                                 10/22/98, Director,
                                                 1/30/98 and Executive Vice
                                                 President of Keyport
                                                 Benefit Life Insurance
                                                 Company; Director, 1/8/93,
                                                 and Executive Vice
                                                 President, 7/22/97 of
                                                 LASC; formerly Senior Vice
                                                 President and Chief
                                                 Financial Officer of LASC,
                                                 1/8/93; Director, 10/1/93,
                                                 and Executive Vice
                                                 President, 7/28/97, of
                                                 Independence Life;
                                                 formerly Senior Vice
                                                 President and Chief
                                                 Financial Officer of
                                                 Independence Life, 10/1/93

Bernard R.              Senior Vice President    Director, 1/30/98, and
Beckerlegge, 52         and General Counsel,     Senior Vice President and
                        9/1/95                   General Counsel of Keyport
                                                 Benefit Life Insurance
                                                 Company, 2/6/98; Senior
                                                 Vice President and General
                                                 Counsel of LASC, 7/22/97;
                                                 Senior Vice President and
                                                 General Counsel of
                                                 Independence Life,
                                                 10/9/95; formerly General
                                                 Counsel for B.T. Variable
                                                 Insurance Co., 8/1/88

Bernhard M. Koch, 44    Senior Vice President    Director, 1/30/98 and
                        and Chief Financial      Senior Vice President
                        Officer, 8/7/97          and Chief Financial
                                                 Officer of Keyport Benefit
                                                 Life Insurance Company,
                                                 2/6/98; Senior Vice
                                                 President and Chief
                                                 Financial Officer of LASC,
                                                 7/22/97; Senior Vice
                                                 President and Chief
                                                 Financial Officer of
                                                 Independence Life,
                                                 7/28/97; formerly
                                                 Executive Vice President
                                                 and Chief Financial
                                                 Officer of Life Partners
                                                 Group, 12/1/95; formerly
                                                 Senior Vice President and
                                                 Chief Financial Officer of
                                                 Laurentian Capital Corp.,
                                                 5/1/88

Stewart R. Morrison,    Senior Vice President,   Formerly Vice President,
42                      4/10/97, and Chief       Investments of the
                        Investment Officer,      Company; Senior Vice
                        5/16/94                  President and Chief
                                                 Investment Officer of
                                                 Keyport Benefit Life
                                                 Insurance Company, 2/6/98;
                                                 Senior Vice President and
                                                 Chief Investment Officer
                                                 of LASC, 7/22/97; formerly
                                                 Vice President,
                                                 Investments of LASC,
                                                 1/8/93; Senior Vice
                                                 President and Chief
                                                 Investment Officer
                                                 of  Independence Life,
                                                 7/28/97; formerly Vice
                                                 President, Independence
                                                 Life, 10/1/93

Francis E. Reinhart,    Senior Vice President,   Formerly Chief
58                      4/5/90, and Chief        Administrative Officer of
                        Information Officer,     the Company; formerly
                        4/10/97                  Director and Vice
                                                 President of KFSC; Senior
                                                 Vice President and Chief
                                                 Information Officer of
                                                 Keyport Benefit Life
                                                 Insurance Company, 2/6/98;
                                                 Senior Vice President of
                                                 LASC, 1/8/93; formerly
                                                 Chief Administrative
                                                 Officer 1/8/93; Senior
                                                 Vice President, 10/1/93
                                                 and Chief Information
                                                 Officer, 7/28/97 of
                                                 Independence Life;
                                                 formerly Chief
                                                 Administrative Officer of
                                                 Independence Life, 10/1/93

Mark R. Tully, 42       Senior Vice President    Formerly Vice President,
                        and Chief Sales Officer, 8/7/97, and Vice
                        1/20/98                  President -  National
                                                 Director of Traditional
                                                 Sales of the Company,
                                                 8/10/95; Senior Vice
                                                 President and Chief Sales
                                                 Officer of Keyport Benefit
                                                 Life Insurance Company,
                                                 2/6/98; Director and
                                                 Senior Vice President of
                                                 LASC, 1/13/98; Director
                                                 and Senior Vice President
                                                 of Independence Life,
                                                 12/41/97; formerly Vice
                                                 President of Paine Webber,
                                                 Inc., 11/1/88.

James P. Greaton, 41    Vice President and       Vice President and
                        Corporate Actuary,       Corporate Actuary of
                        6/12/96                  Keyport Benefit Life
                                                 Insurance Company, 2/6/98;
                                                 Vice President and
                                                 Corporate Actuary of
                                                 Independence Life,
                                                 12/31/96; formerly
                                                 Valuation Actuary,
                                                 Providian Capital
                                                 Management, 5/94

Jeffery J. Lobo, 37     Vice President--Risk     Formerly Assistant Vice
                        Management, 6/12/96      President - Director of
                                                 Quantitative Research for
                                                 the Company; Vice
                                                 President - Risk
                                                 Management of Keyport
                                                 Benefit Life Insurance
                                                 Company, 2/6/98; formerly
                                                 Vice President of Credit
                                                 Suisse Financial Products,
                                                 11/94

Jeffery J.              Vice President,          Formerly Controller of
Whitehead, 42           11/5/92 and Treasurer,   the Company; Vice
                        5/4/95                   President and Treasurer of
                                                 Keyport Benefit Life
                                                 Insurance Company, 2/6/98;
                                                 Vice President and
                                                 Treasurer of LASC,
                                                 5/19/95; Vice President
                                                 and Treasurer of
                                                 Independence Life, 5/19/95

               EXECUTIVE COMPENSATION TABLES AND INFORMATION

The tables that appear below, along with the accompanying text and footnotes, provide information on compensation and benefits for the named executive officers, in accordance with applicable SEC requirements. All the data regarding values for stock options pertain to options to purchase shares of our parent corporation, Liberty Financial Companies, Inc. ("Liberty Financial"). Such data are hypothetical in terms of the amounts that an individual may or may not receive, because such amounts are contingent on continued employment with us and the price of Liberty Financial's Common Stock ("Common Stock"). All year-end values shown in these tables for outstanding stock options reflect a price of $27.00 per share, which was the closing price of the Common Stock on the New York Stock Exchange on December 31, 1998 (the last trading day of 1998). None of the named executive officers received any perquisites during 1998 exceeding the lesser of $50,000 or 10% of such officer's total salary and bonus for such year.

Summary Compensation Table. The following table sets forth compensation information for the past three fiscal years for our chief executive officer and the other four most highly compensated executive officers:

                        Summary Compensation Table

                         Annual              Long-Term
                       Compensation         Compensation

Name and                               Restricted   Securities
Principal             Base               Stock      Underlying   All Other
Position             Salary    Bonus     Awards2     Options
Compensation
During 1997    Year    ($)      ($)1      ( $)         (#)           ($)3

John W.        1998   454,000  320,000   167,344     16,000        816,912
Rosensteel,    1997   420,000  330,000   149,625     18,750         62,121
President      1996   396,500  275,000     --        22,500         46,037
and Chief
Executive
Officer (4)

Paul H.        1998   328,000  338,300   210,813      9,000         41,422
LeFevre, Jr.,  1997   315,000  205,000    85,500      9,000         35,833
Acting         1996   275,000  155,000     --        13,500         22,424
President (4)

Francis E.     1998   258,000  112,000     --         6,500         25,490
Reinhart,      1997   245,000  115,000     --        11,250         25,325
Senior Vice    1996   233,000  105,000     --        11,250         16,343
President
and Chief
Information
Officer

Stewart R.     1998   240,000  145,000    63,219      5,000         25,808
Morrison,      1997   230,000  130,000    42,750      6,000         20,076
Senior Vice    1996   182,700   54,000       --       8,250         10,437
President &
Chief
Investment
Officer

Bernhard       1998   258,000  123,000    55,781      5,000         64,027
M. Koch (5)    1997   104,166   75,000       --       9,750         87,881
Senior Vice    1996      --       --         --         --            --
President &
Chief
Financial
Officer

Bernard R.     1998   207,000   92,500       --       7,000         17,750
Beckerlegge    1997   195,000   85,000       --      10,500         35,600
Senior Vice    1996   185,000   85,000       --      10,500         31,481
President &
General
Counsel

1 The amounts presented are bonuses earned in 1998 and paid in 1999, earned in 1997 and paid in 1998, or earned in 1996 and paid in 1997, respectively.

2 Calculated by multiplying the closing price of Liberty Financial's Common Stock on the New York Stock Exchange on the date of grant ($24.3125 on October 23, 1998; $37.1875 on May 11, 1998; $28.50 on May 13, 1997) by
the number of shares awarded. The number of shares and value of restricted stock held by the named executive officers as of December 31, 1998 (based on the New York Stock Exchange closing price of $27.00 for the Liberty Financial's Common Stock at fiscal year end) is as follows: Mr. LeFevre:
10,400 shares, $280,800; Mr. Morrison: 3,200 shares, $86,400; and Mr. Koch:
1,500 shares, $40,500. The restricted stock granted in 1997 (Mr. LeFevre 3,000 shares and Mr. Morrison 1,500 shares) will vest on May 14, 2003 or any time after May 13, 1999 if for a 10 consecutive trading day period the closing price of Liberty Financial's Common Stock exceeds $41.73. The restricted stock granted in May 1998 (Mr. LeFevre 2,400 shares; Mr. Morrison 1,700 shares and Mr. Koch 1,500 shares) will vest on May 12, 2004 or any time after May 11, 2000 if for a 10 consecutive trading day period the closing price of Liberty Financial common stock exceeds $54.45. The restricted stock granted in October 1998 (Mr. LeFevre 5,000 shares) will vest on October 23, 2004 or any time after October 22, 2000 if for a 10 consecutive trading day period the closing price of Liberty Financial common stock exceeds $35.60. All of Mr. Rosensteel's restricted stock vested upon his retirement on December 31, 1998. Holders of restricted stock are entitled to vote their restricted shares and retain all dividends which may be paid with respect to such shares. In general, in the event of termination of employment, restricted shares are forfeited by the holders and revert to Liberty Financial. The closing price of the Liberty Financial's Common Stock on the New York Stock Exchange on March 19, 1999 was $22.312.

3 Consists of (a) in the case of Mr. Rosensteel, $5,000 of insurance premiums we paid with respect to term life insurance purchased for his benefit in each year; (b) contributions under defined contribution plans for the benefit of the named executive officers, individually as follows:
Mr. Rosensteel, $56,912 in 1998, $57,121 in 1997 and $41,037 in 1996; Mr.
LeFevre, $41,422 in 1998, $35,833 in 1997 and $22,424 in 1996; Mr.
Reinhart, $25,490 in 1998, $25,325 in 1997 and $16,343 in 1996; Mr.
Morrison, $25,808 in 1998, $20,076 in 1997 and $10,437 in 1996; Mr. Koch,
$7,650 in 1998; and Mr. Beckerlegge, $17,750 in 1998, $7,125 in 1997 and
$1,734 in 1996; (c) in the case of Mr. Koch, $56,377 in 1998 and $87,881 in
1997 of moving expenses reimbursement; (d) in the case of Mr. Beckerlegge, $28,475 in 1997 and $29,747 in 1996 of moving expenses reimbursement; and
(e) in the case of Mr. Rosensteel, $755,000 will be paid in 1999 and 2000 with respect to his retirement.

4   On October 22, 1998 Mr. LeFevre became Acting President and on December
31, 1998, Mr. Rosensteel retired.

5  Mr. Koch became Chief Financial Officer on July 14,1997.

Option Grant Table. The following table sets forth certain information regarding options to purchase Common Stock granted during 1998 by Liberty Financial to the executive officers named in the above summary compensation table.

Option Grants in Last Fiscal Year

                                                               Potential
                                                              Realizable
                                                               Value at
                                                               Assumed
                                                                Annual
                                                                Rates
                         Percent                               of Stock
           Number of     of Total                               Price
          Securities     Options                             Appreciation
          Underlying    Granted to   Exercise                 of Option
           Options      Employees   Price Per  Expiration      Terms ($)2
Name       Granted (#)   in 1997     Share($)   on Date 1     5%       10%

John W.
Rosensteel   16,000       2.56%       37.19     5/11/08    374,217  948,341

Paul H.
LeFevre, Jr.  9,000       1.44%       37.19     5/11/08    210,497  533,442

Francis E.
Reinhart      6,500       1.04%       37.19     5/11/08    152,026  385,263

Stewart R.
Morrison      5,000       0.80%       37.19     5/11/08    116,943  296,357

Bernhard
M. Koch       5,000       0.80%       37.19     5/11/08    116,943  296,357

Bernard R.
Beckerlegge   7,000       1.12%       37.19     5/11/08    163,720  414,899

1 Each option becomes exercisable in four equal annual installments commencing on May 12, 1999, and vests in full upon the death, disability or retirement (after age 60) of the optionee. All of Mr. Rosensteel's stock options vested upon his retirement on December 31, 1998.

2 Amounts represent hypothetical gains that could be achieved for the respective options if such options are not exercised until the end of the option term. These gains are based on assumed rates of stock price appreciation of 5% and 10% in accordance with applicable SEC regulations, compounded annually from the dates the options were granted until their expiration dates and, therefore, are not intended to forecast possible future appreciation in the Common Stock. This table does not take into account changes in the price of the Common Stock after the date of grant.

Option Exercises and Year-End Values Table. The following table sets forth certain information regarding (i) the 1998 exercises of stock options and
(ii) the stock options held as of December 31, 1998 by the executive officers named in the above summary compensation table.

Aggregate Option Exercises in Last Fiscal Year and Aggregate Option Values at Fiscal Year-End

                                       Number of              Value of
              Shares                  Securities           Unexercised
             Acquired                 Underlying           In-the-Money
              Upon        Value      Unexercised            Options at
             Exercise   Realized      Options at              Year-End
Name            (#)        ($)        Year-End (#)              ($)
                                  Exerci-   Unexerci-   Exerci-   Unexerci-
                                   sable       sable     sable       sable

John W.
Rosensteel    50,451    971,740  111,439      ----        704,108    ----

Paul H.
LeFevre, Jr.  21,500    502,618   41,312     25,310       596,489    61,407

Francis E.
Reinhart       1,250     25,417   22,939     22,812       334,219    50,248

Stewart R.
Morrison       ----       ----     5,064     15,124        25,060    35,370

Bernhard
M. Koch        ----       ----     2,437     12,313         ----     ----

Bernard R.
Beckerlegge    ----       ----     7,875     20,125        26,250    26,250

Certain Additional Information Regarding Executive Officer Compensation

Defined Benefit Retirement Programs. Each of the executive officers in the above summary compensation table participates in Liberty Financial's Pension Plan and our Supplemental Pension Plan (collectively, the "Pension Plans"). The following table shows the estimated annual pension benefits payable upon retirement for the specified compensation and years of service classification under the Pension Plans.

Estimated Annual Retirement Benefits at Age 65 under the Pension Plans

                          Years of Credited Service

Compensation       15          20         25          30          35
$   200,000    $  51,773  $  69,030   $  86,288   $  92,954  $   99,621
    400,000      105,773    141,030     176,288     189,621     202,954
    600,000      159,773    213,030     266,288     286,288     306,288
    800,000      213,773    285,030     356,288     382,954     409,621
  1,000,000      267,773    357,030     446,288     479,621     512,954
  1,200,000      321,773    429,030     536,288     576,288     616,288

Benefits under the Pension Plans are based on an employee's average pay for the five highest consecutive years during the last ten years of employment, the employee's estimated social security retirement benefit and years of credited service with us. The current average compensation covered by the Pension Plans for each participating executive officer in the above summary compensation table is as follows: Mr. Rosensteel, $671,218; Mr. LeFevre, $475,859; Mr. Reinhart, $340,000; Mr. Morrison, $291,490; Mr. Koch
$381,897; and Mr. Beckerlegge, $307,025. For purposes of determining benefits payable upon retirement under the Pension Plans, compensation includes base salary and annual bonus. Benefits are payable in the form of a single-life annuity providing for monthly payments. Actuarially equivalent methods of payment may be elected by the recipient. As of December 31, 1998, the executive officers named in the above summary compensation table had the following full credited years of service under the Pension Plans: Mr. Rosensteel, 8 years; Mr. LeFevre, 19 years; Mr. Reinhart, 14 years; Mr. Morrison, 8 years; Mr. Koch, 1 year and Mr. Beckerlegge, 3 years.

Change of Control Provisions of 1990 Stock Option Plan. Liberty Financial's 1990 Stock Option Plan, as amended (the "1990 Plan"), provided for the grant of options to officers and other key employees of Liberty Financial for the purchase of shares of common stock. As of March 19, 1999, options issued and outstanding under the 1990 Plan included 31,688 shares held by Mr. Rosensteel (all of which were vested), 23,872 shares held by Mr. LeFevre (all of which were vested); and 14,750 shares held by Mr. Reinhart (all of which were vested). No additional options will be granted under the 1990 Plan. Upon a change of control of Liberty Financial (defined as the transfer of 50% or more of the equity ownership of Liberty Financial other than solely pursuant to a public offering in which securities are issued for cash), Liberty Financial's Compensation and Stock Option Plan committee may, in its discretion, elect to cancel all outstanding options by paying the holders thereof an amount equal to the difference between the fair market value of the Common Stock and the exercise price of the options.

Compensation of Directors. Our directors who are also employees receive no compensation in addition to their compensation as employees. The two outside directors (Lippitt and Nyman) receive $2,000 per quarter, plus $500 for each meeting of the Board of Directors and $200 for each Audit Committee meeting that they attend. Three meetings of the Board of Directors and two meetings of the Audit Committee are scheduled annually.

                                PROPERTIES

As of December 31, 1998, we maintained our executive, administrative and sales offices in leased facilities. We lease approximately 96,500 square feet in two facilities in downtown Boston pursuant to leases which expire in 2008. We also lease approximately 19,800 square feet in a single facility in Lincoln, Rhode Island and 13,300 square feet in a single facility in Lake Mary, Florida pursuant to leases that expire in 2007 and 2004, respectively.

                             LEGAL PROCEEDINGS

We are, from time to time, involved in litigation incidental to our business. In our opinion, the resolution of such litigation is not expected to have a material adverse effect on our financial condition or results of operations.

                                  EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedules at December 13, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, as set forth in their report. We've included our financial statements and schedules in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                               LEGAL MATTERS

Legal matters with respect to our organization, our authority to issue annuity contracts and the validity of the Certificates, as well as matters relating to the Federal securities laws, have been passed upon by Bernard
R. Beckerlegge, General Counsel. In addition, certain matters relating to the Federal securities laws have been passed upon by Jorden Burt Boros Cicchetti Berenson & Johnson LLP as our Special Counsel.

                      Report of Independent Auditors



The Board of Directors
Keyport Life Insurance Company


We have audited the consolidated balance sheet of Keyport Life Insurance Company as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1998. Our audits also included the financial statement schedules listed in the Index at Item 14(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Keyport Life Insurance Company at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.





                                            Ernst & Young LLP

January 28, 1999

                      KEYPORT LIFE INSURANCE COMPANY

                        CONSOLIDATED BALANCE SHEET
                              (in thousands)

                                                   December 31,
               ASSETS                      1998                 1997

Cash and investments:
  Fixed maturities available for sale
   sale (amortized cost: 1998  -
   $11,174,697; 1997 - $10,981,618)     $11,277,204        $11,246,539
  Equity securities (cost: 1998 -
   $21,836;  1997 - $21,950)                 24,649             40,856
  Mortgage loans                             55,117             60,662
  Policy loans                              578,770            554,681
  Other invested assets                     662,513            440,773
  Cash and cash equivalents                 719,625          1,162,347
     Total cash and investments          13,317,878         13,505,858

Accrued investment income                   160,950            165,035
Deferred policy acquisition costs           340,957            232,039
Value of insurance in force                  66,636             53,298
Income taxes recoverable                     31,909             22,537
Intangible assets                            18,082             18,058
Receivable for investments sold              37,936              1,398
Other assets                                 35,345             14,777
Separate account assets                   1,765,538          1,329,189

     Total assets                       $15,775,231        $15,342,189

   LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:
  Policy liabilities                    $12,504,081       $12,086,076
  Deferred income taxes                     143,596           133,003
  Payable for investments purchased
     and loaned                             240,440           722,116
  Other liabilities                          28,312            34,015
  Separate account liabilities            1,723,205         1,263,958
     Total liabilities                   14,639,634        14,239,168

Stockholder's equity:
  Common stock, $1.25 par value;
     authorized 8,000 shares; issued
     and outstanding 2,412 shares             3,015            3,015
  Additional paid-in capital                505,933          505,933
  Retained earnings                         600,396          511,796
  Accumulated other comprehensive income     26,253           82,277
     Total stockholder's equity           1,135,597        1,103,021

     Total liabilities and
         stockholder's equity           $15,775,231      $15,342,189

                          See accompanying notes.

                      KEYPORT LIFE INSURANCE COMPANY

                       CONSOLIDATED INCOME STATEMENT
                              (in thousands)

                                         Year ended December 31,
                                  1998            1997            1996

Revenues:
  Net investment income        $ 815,226       $ 847,048      $ 790,365
  Interest credited to
    policyholders               (562,238)       (594,084)      (572,719)
  Investment spread              252,988         252,964        217,646
  Net realized investment
    gains                            785          24,723          5,509
  Fee income:
    Surrender charges             17,487          15,968         14,934
    Separate account fees         20,589          17,124         15,987
    Management fees                4,760           3,261          2,613
  Total fee income                42,836          36,353         33,534

Expenses:
  Policy benefits                 (2,880)         (3,924)        (3,477)
  Operating expenses             (53,544)        (49,941)       (43,815)
  Amortization of deferred
    policy acquisition costs     (69,172)        (75,906)       (60,225)
Amortization of value of
    insurance in force            (8,238)        (10,490)       (10,196)
  Amortization of intangible
    Assets                        (1,256)         (1,128)        (1,130)
Total expenses                  (135,090)       (141,389)      (118,843)

Income before income taxes       161,519         172,651        137,846
Income taxes                     (52,919)        (59,090)       (47,222)

           Net income          $ 108,600       $ 113,561      $  90,624

                          See accompanying notes.

                      KEYPORT LIFE INSURANCE COMPANY

              CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
                              (in thousands)

                                                    Accumulated
                             Additional                Other
                     Common   Paid-in     Retained Comprehensive
                     Stock    Capital     Earnings    Income     Total

Balance,
 January 1, 1996      $3,015  $505,933   $307,611    $ 85,772 $  902,331

Comprehensive income
 Net income                              90,624        -        90,624
 Other comprehensive
   income, net of tax
  Net unrealized
   investment losses                       -        (12,173)   (12,173)
Comprehensive income                                              78,451

Balance,
 December 31, 1996     3,015   505,933    398,235      73,599    980,782

Comprehensive income
 Net income                             113,561        -       113,561
 Other comprehensive
   income, net of tax
     Net unrealized
      investment gains                               8,678      8,678
Comprehensive income                                            122,239

Balance,
 December 31, 1997     3,015   505,933    511,796      82,277  1,103,021

Comprehensive income
 Net income                             108,600        -       108,600
 Other comprehensive
   income, net of tax
     Net unrealized
      investment losses                    -        (56,024)   (56,024)
Comprehensive income                                              52,576

Dividends paid                          (20,000)       -       (20,000)

Balance,
 December 31, 1998    $3,015   $505,933  $600,396    $ 26,253 $1,135,597

                          See accompanying notes.

                      KEYPORT LIFE INSURANCE COMPANY

                   CONSOLIDATED STATEMENT OF CASH FLOWS
                              (in thousands)

                                         Year ended December 31
                                     1998          1997         1996
Cash flows from operating
 activities:
  Net income                     $   108,600   $   113,561   $    90,624
  Adjustments to reconcile
   net income to net cash
   provided by operating
   activities:
     Interest credited to
       policyholders                 562,238       594,084       572,719
     Net realized investment
       gains                            (785)      (24,723)       (5,509)
     Amortization of value of
       insurance in force and
       intangible assets               9,494        11,618        11,326
     Net amortization on
       investments                    75,418        29,862       (29,088)
     Change in deferred policy
       acquisition costs             (33,687)      (10,252)      (24,403)
     Change in current and
       deferred income taxes           1,112        71,919         7,263
     Net change in other assets
       and liabilities               (53,786)        7,959       (41,012)
         Net cash provided by
           operating activities      668,604       794,028       581,920

Cash flows from investing
 activities:
  Investments purchased -
    available for sale            (6,789,048)   (4,548,374)   (4,365,399)
  Investments sold -
    available for sale             5,405,955     2,563,465     1,714,023
  Investments matured -
    available for sale             1,273,478     1,531,693     1,387,664
  Increase in policy loans           (24,089)      (21,888)      (34,467)
  Decrease in mortgage loans           5,545         6,343         7,500
  Other invested assets sold
    (purchased), net                  21,395       (48,921)     (130,087)
  Purchases of property and
    Equipment, net                    (4,953)       (6,213)       (1,622)
  Value of business acquired,
    net of cash                       (3,999)         -          (30,865)
       Net cash used in
         investing activities       (115,716)     (523,895)   (1,453,253)

Cash flows from financing
 activities:
  Withdrawals from policyholder
    accounts                      (1,690,035)   (1,320,837)   (1,154,087)
  Deposits to policyholder
    accounts                       1,224,991       950,472     2,134,504
  Dividends paid                     (20,000)         -             -
  Securities lending                (510,566)      495,194      (119,083)
       Net cash (used in) provided
         by financing activities    (995,610)      124,829       861,334

Change in cash and
  cash equivalents                  (442,722)      394,962        (9,999)
Cash and cash equivalents
  at beginning of year             1,162,347       767,385       777,384

Cash and cash equivalents at
  end of year                    $   719,625   $ 1,162,347   $   767,385

                          See accompanying notes.

                      KEYPORT LIFE INSURANCE COMPANY

                Notes to Consolidated Financial Statements

                             December 31, 1998

1.  Accounting Policies

Organization

Keyport Life Insurance Company offers a diversified line of fixed, indexed, and variable annuity products designed to serve the growing retirement savings market. These annuity products are sold through a wide ranging network of banks, agents, and security dealers throughout the United States.

The   Company   is  a  wholly  owned  subsidiary  of  Stein  Roe   Services
Incorporated ("Stein Roe"). Stein Roe is a wholly owned subsidiary of Liberty Financial Companies, Incorporated ("Liberty Financial") which is a majority owned, indirect subsidiary of Liberty Mutual Insurance Company ("Liberty Mutual").

Principles of Consolidation

The consolidated financial statements include Keyport Life Insurance Company and its wholly owned subsidiaries, Independence Life and Annuity
Company ("Independence Life"), Keyport Benefit Life Insurance Company ("Keyport Benefit"), Liberty Advisory Services Corp., and Keyport Financial Services Corp., (collectively the "Company").

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles which vary in certain respects from reporting practices prescribed or permitted by state insurance regulatory authorities. All significant intercompany transactions and balances have been eliminated. Certain prior year amounts have been reclassified to conform to the current year's presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments in debt and equity securities classified as available for sale are carried at fair value, and after-tax unrealized gains and losses (net of adjustments to deferred policy acquisition costs and value of insurance in force) are reported as a separate component of accumulated other comprehensive income. The cost basis of securities is adjusted for declines in value that are determined to be other than temporary. Realized investment gains and losses are calculated on a first-in, first-out basis, net of adjustments for amortization of deferred policy acquisition costs and value of insurance in force.

                      KEYPORT LIFE INSURANCE COMPANY

1.  Accounting Policies (continued)

For the mortgage backed bond portion of the fixed maturity investment portfolio, the Company recognizes income using a constant effective yield based on anticipated prepayments over the estimated economic life of the security. When actual prepayments differ significantly from anticipated prepayments, the effective yield is recalculated to reflect actual payments to date and anticipated future payments and any resulting adjustment is included in investment income.

Mortgage loans are carried at amortized cost. Policy loans are carried at the unpaid principal balances plus accrued interest. Partnerships are accounted for by using the equity method of accounting. Partnership investments totaled $126.8 million and $117.3 million at December 31, 1998 and 1997, respectively.

Derivatives

The Company uses interest rate swap and cap agreements to manage its interest rate risk and call options and futures on the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") to hedge its obligations to provide returns based upon this index.

The Company utilizes interest rate swap agreements ("swap agreements") and interest rate cap agreements ("cap agreements") to match assets more closely to liabilities. Swap agreements are agreements to exchange with a counterparty interest rate payments of differing character (e.g., fixed-rate payments exchanged for variable-rate payments) based on an underlying principal balance (notional principal) to hedge against interest rate changes. The Company currently utilizes swap agreements to reduce asset duration and to better match interest rates earned on longer-term fixed rate assets with interest rates credited to policyholders.

Cap agreements are agreements with a counterparty which require the payment of a premium for the right to receive payments for the difference between the cap interest rate and a market interest rate on specified future dates based on an underlying principal balance (notional balance) to hedge against rising interest rates.

                      KEYPORT LIFE INSURANCE COMPANY

1.  Accounting Policies (continued)

Hedge accounting is applied after the Company determines that the items to be hedged expose it to interest rate or price risk, designates the instruments as hedges, and assesses whether the instruments reduce the indicated risks through the measurement of changes in the value of the instruments and the items being hedged at both inception and throughout the hedge period. From time to time, interest rate swap agreements, cap agreements and call options are terminated. If the terminated position was accounted for as a hedge, realized gains or losses are deferred and amortized over the remaining lives of the hedged assets or liabilities. Conversely, if the terminated position was not accounted for as a hedge, or if the assets and liabilities that were hedged no longer exist, the position is "marked to market" and realized gains or losses are immediately recognized in income.

The net differential to be paid or received on interest rate swap agreements is recognized as a component of net investment income. Premiums paid for interest rate cap agreements are deferred and amortized to net investment income on a straight-line basis over the terms of the agreements. The unamortized premium is included in other invested assets. Amounts earned on interest rate cap agreements are recorded as an adjustment to net investment income. Interest rate swap agreements and cap agreements hedging investments designated as available for sale are adjusted to fair value with the resulting unrealized gains and losses, net of tax, included in accumulated other comprehensive income.

Premiums paid on call options are amortized into net investment income over the terms of the contracts. The call options are included in other invested assets and are carried at amortized cost plus intrinsic value, if any, of the call options as of the valuation date. Changes in intrinsic value of the call options are recorded as an adjustment to interest credited to policyholders. Futures contracts are carried at fair value and require daily cash settlement. Changes in the fair value of futures that qualify as hedges are deferred and recognized as an adjustment to the hedged asset or liability. Futures that do not qualify as hedges are carried at fair value; changes in value are immediately recognized in income.

Fee Income

Fees from investment advisory services are recognized as revenues when services are provided. Revenues from fixed and variable annuities and single premium whole life policies include mortality charges, surrender charges, policy fees, and contract fees and are recognized when earned.

Deferred Policy Acquisition Costs

Policy acquisition costs are the costs of acquiring new business which vary with, and are primarily related to, the production of new business. Such costs include commissions, costs of policy issuance, underwriting, and selling expenses. These costs are deferred and amortized in relation to the present value of estimated gross profits from mortality, investment spread, and expense margins. Deferred policy acquisition costs are adjusted for amounts relating to unrealized gains and losses on fixed maturity securities the Company has designated as available for sale. This adjustment, net of tax, is included with the change in net unrealized investment gains or losses that is credited or charged directly to accumulated other comprehensive income. Deferred policy acquisition costs were decreased by $56.0 million and $126.9 million at December 31, 1998 and 1997, respectively, relating to this adjustment.

Value of Insurance in Force

Value of insurance in force represents the actuarially-determined present value of projected future gross profits from policies in force at the date of their acquisition. This amount is amortized in proportion to the projected emergence of profits over periods not exceeding 10 years for annuities and 25 years for life insurance. Interest is accrued on the unamortized balance at the contract rate of 5.25%, 5.34% and 5.30% for the years ended December 31, 1998, 1997 and 1996, respectively.

The value of insurance in force is adjusted for amounts relating to the recognition of unrealized investment gains and losses. This adjustment, net of tax, is included with the change in net unrealized investment gains or losses that is credited or charged directly to accumulated other comprehensive income. Value of insurance in force was decreased by $10.3 million and $31.8 million at December 31, 1998 and 1997, respectively, relating to this adjustment.

Estimated net amortization expense of the value of insurance in force as of December 31, 1998 is as follows (in thousands): 1999 - $11,013; 2000 -
$10,043;  2001  -  $8,823; 2002 - $7,803; 2003 - $6,975  and  thereafter  -
$32,252.

Intangible Assets

Intangible assets consist of goodwill arising from business combinations accounted for as a purchase. Amortization is provided on a straight-line basis ranging from ten to twenty-five years.

Separate Account Assets and Liabilities

The assets and liabilities resulting from variable annuity and variable life policies are segregated in separate accounts. Separate account assets, which are carried at fair value, consist principally of investments in mutual funds. Investment income and changes in asset values are allocated to the policyholders, and therefore, do not affect the operating results of the Company. The Company provides administrative services and bears the mortality risk related to these contracts.

As of December 31, 1998 and 1997, the Company also classified $42.3 million and $65.2 million, respectively, of fixed maturities and investments in certain mutual funds sponsored by affiliates of the Company as separate account assets.

                      KEYPORT LIFE INSURANCE COMPANY

1.  Accounting Policies (continued)

Policy Liabilities

Policy liabilities consist of deposits received plus credited interest, less accumulated policyholder charges, assessments, and withdrawals related to deferred annuities and single premium whole life policies. Policy benefits that are charged to expense include benefit claims incurred in the period in excess of related policy account balances.

Income Taxes

Income taxes have been provided using the liability method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," and are calculated as if the companies filed their own income tax returns.

Effective July 18, 1997, due to changes in ownership of Liberty Financial, the Company is no longer included in the consolidated federal income tax return of Liberty Mutual. The Company will be eligible to file a consolidated federal income tax return with Liberty Financial in 2002. Independence Life, which until July 18, 1997, was required under federal tax law to file its own federal income tax return, may join with Keyport in a consolidated income tax return filing. Keyport Benefit may also join with Keyport in a consolidated income tax filing. Liberty Advisory
Services Corporation and Keyport Financial Services Corp. must file separate federal tax returns.

Cash Equivalents

Short-term investments having an original maturity of three months or less are classified as cash equivalents.

Recent Accounting Changes

As of January 1, 1998, the Company adopted SFAS No. 130 "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of SFAS 130 had no impact on the Company's net income or stockholder's equity. SFAS 130 requires unrealized gains or losses on the Company's available-for-sale securities, which prior to adoption were reported separately in stockholder's equity, to be included in accumulated other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of SFAS 130.

                      KEYPORT LIFE INSURANCE COMPANY

1.  Accounting Policies (continued)

Effective January 1, 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes standards for the reporting of financial information from operating segments in annual and interim financial statements. SFAS 131 requires that financial information be reported on the basis that it is reported internally for evaluating segment performance and deciding how to allocate resources to segments. The adoption of SFAS 131 did not have any effect on the Company's financial statements as management of the Company considers its operations to be one segment.

Recent Accounting Pronouncement

In June 1998, SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") was issued. SFAS 133 standardizes the accounting for derivative instruments and the derivative portion of certain other contracts that have similar characteristics by requiring that an entity recognize those instruments at fair value. This statement also requires a new method of accounting for hedging transactions, prescribes the type of items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedge accounting. This statement is effective for fiscal years beginning after June 15, 1999. Earlier adoption is permitted. Upon adoption, the Company will be required to record a cumulative effect adjustment to reflect this accounting change. The Company has not completed its analysis and evaluation of the requirements and the impact of this statement.

2.  Acquisitions

On January 2, 1998, the Company acquired the common stock of American Benefit Life Insurance Company, renamed Keyport Benefit Life Insurance Company on March 31, 1998, a New York insurance company, for $7.4 million. The acquisition was accounted for as a purchase and, accordingly, operating results are included in the consolidated financial statements from the date of acquisition. In connection with the acquisition, the Company acquired assets with a fair value of $9.4 million and assumed liabilities of $3.2 million. Subsequent to the acquisition, the Company made a capital contribution to Keyport Benefit in the amount of $7.5 million.

In August 1996, the Company entered into a 100 percent coinsurance agreement for a $954.0 million block of single premium deferred annuities issued by Fidelity & Guaranty Life Insurance Company ("F&G Life"). Under this transaction, the investment risk of the annuity policies was transferred to Keyport. However, F&G Life will continue to administer the policies and will remain contractually liable for the performance of all policy obligations. This transaction increased investments by $923.1 million and value of insurance in force by $30.9 million.

                      KEYPORT LIFE INSURANCE COMPANY

3.  Investments

Fixed Maturities

As of December 31, 1998 and 1997, the Company did not hold any investments in fixed maturities that were classified as held to maturity or trading securities. The amortized cost, gross unrealized gains and losses, and fair value of fixed maturity securities are as follows (in thousands):

                                       Gross         Gross
                        Amortized    Unrealized    Unrealized
December 31, 1998         Cost          Gains        Losses     Fair Value

 U.S. Treasury
  securities           $    90,818  $     3,039  $     (192)  $    93,665
 Mortgage backed
  securities of U.S.
  government
  corporations and
  agencies                 940,075       28,404      (2,894)      965,585
 Debt securities
  issued by foreign
  governments              251,088        9,422     (16,224)      244,286
 Corporate securities    5,396,278      185,132    (156,327)    5,425,083
 Other mortgage
  backed securities      2,286,585       65,158     (19,546)    2,332,197
 Asset backed securities 1,941,966       25,955     (16,521)    1,951,400
 Senior secured loans      267,887        1,079      (3,978)      264,988

  Total fixed
    maturities         $11,174,697  $   318,189  $ (215,682)  $11,277,204

                                       Gross        Gross
                       Amortized    Unrealized    Unrealized
December 31, 1997        Cost          Gains        Losses     Fair Value

 U.S. Treasury
  Securities           $   128,580  $     1,107  $      (40)  $   129,647
 Mortgage backed
  securities of
  U.S. government
  corporations and
  agencies               1,089,809       49,536      (1,602)    1,137,743
 Debt securities
  issued by foreign
  governments              272,559       12,694      (4,966)      280,287
 Corporate securities    4,744,208      189,387     (83,562)    4,850,033
 Other mortgage
  backed securities      2,325,889       81,886      (2,579)    2,405,196
 Asset backed securities 2,200,689       26,178      (3,118)    2,223,749
 Senior secured loans      219,884         -            -         219,884

  Total fixed
   maturities          $10,981,618  $   360,788  $  (95,867)  $11,246,539

                      KEYPORT LIFE INSURANCE COMPANY

3. Investments (continued)

At December 31, 1998 and 1997, gross unrealized gains on equity securities, interest rate cap agreements and investments in separate accounts aggregated $7.8 million and $27.4 million, and gross unrealized losses aggregated $3.6 million and $6.9 million, respectively.

Net unrealized investment gains (losses) on securities included in other comprehensive income in 1998, 1997 and 1996 include: gross unrealized gains (losses) on securities of $(182.2) million, $73.7 million and $(64.4) million, respectively; reclassification adjustments for realized investment (gains) losses in net income of $3.5 million, $(31.2) million and $(7.2) million, respectively; and adjustments to deferred policy acquisition costs and value of insurance in force of $92.5 million, $(29.1) million and $54.2 million, respectively. The above amounts are shown before income tax expense (benefit) of $(30.2) million, $4.7 million and $(5.2) million, respectively.

Deferred tax liabilities for the Company's net unrealized investment gains and losses, net of adjustment to deferred policy acquisition costs and value of insurance in force, were $14.1 million and $44.3 million at December 31, 1998 and 1997, respectively.

No  investment in any person or its affiliates (other than bonds issued  by
agencies  of  the  United  States  government)  exceeded  ten  percent   of
stockholder's equity at December 31, 1998.

At  December 31, 1998, the Company did not have a material concentration of
financial   instruments  in  a  single  investee,  industry  or  geographic location.

At December 31, 1998, $1.1 billion of fixed maturities were below investment grade.

Contractual Maturities

The amortized cost and fair value of fixed maturities by contractual maturity as of December 31, 1998 are as follows (in thousands):

                                             Amortized         Fair
December 31, 1998                               Cost           Value

  Due in one year or less                    $   334,901    $   335,179
  Due after one year through five years        2,998,421      3,005,087
  Due after five years through ten years       1,638,535      1,656,238
  Due after ten years                          1,034,214      1,031,518
                                               6,006,071      6,028,022
  Mortgage and asset backed securities         5,168,626      5,249,182
                                             $11,174,697    $11,277,204

Actual maturities may differ because borrowers may have the right to call or prepay obligations.

                      KEYPORT LIFE INSURANCE COMPANY

3. Investments (continued)

Net Investment Income

Net investment income is summarized as follows (in thousands):

Year Ended December 31,              1998           1997          1996

Fixed maturities               $   810,521    $   811,688   $   737,372
Mortgage loans and other
    invested assets                 18,238         27,833        11,422
Policy loans                        33,251         32,224        30,188
Equity securities                    4,369          5,443         4,494
Cash and cash equivalents           38,269         34,449        36,138
    Gross investment income        904,648        911,637       819,614
Investment expenses                (17,342)       (15,311)      (12,708)
Amortization of options and
    interest rate caps             (72,080)       (49,278)      (16,541)
     Net investment income     $   815,226    $   847,048   $   790,365

As of December 31, 1998, the carrying value of fixed maturity investments that was non-income producing was $30.0 million. (There were no non-income producing fixed maturity investments as of December 31, 1997.)

Net Realized Investment Gains (Losses)

Net realized investment gains (losses) are summarized as follows (in thousands):

Year Ended December 31,                    1998        1997       1996

Fixed maturities available for sale:
 Gross gains                            $  72,119  $  42,464  $   24,304
 Gross losses                             (59,730)   (19,146)    (17,814)
 Other than temporary declines in value   (28,322)      -            -

Equity securities                          14,754        (51)      1,492
Investments in separate accounts               93      7,912        (576)
Interest rate caps                         (2,397)      -            -
Other                                        -          -           (208)
Gross realized investment (losses) gains   (3,483)    31,179       7,198

Amortization adjustments of deferred
  policy acquisition costs and value
  of insurance inforce                      4,268     (6,456)     (1,689)

Net realized investment gains           $     785  $  24,723  $    5,509

                      KEYPORT LIFE INSURANCE COMPANY
          Notes to Consolidated Financial Statements (continued)

3. Investments (continued)

Proceeds from sales of fixed maturities available for sale were $5.4 billion, $2.6 billion and $1.7 billion, for the years ended December 31, 1998, 1997 and 1996, respectively.

4. Derivatives

Outstanding derivatives, shown in notional amounts along with their carrying value and fair value, are as follows (in thousands):

                                          Assets (Liabilities)
                                  Carrying     Fair   Carrying   Fair
                Notional Amounts    Value     Value     Value    Value
December 31    1998        1997     1998       1998      1997     1997

Interest
 rate swaps $2,369,000 $2,575,000 $(71,163) $(71,163) $(42,123) $(42,123)
Interest
 rate cap
 agreements    250,000    250,000     -          -         102       102
S&P 500
 Index call
 Options          -          -     535,628   607,022   323,343   345,294
S&P 500  Index
 Futures          -          -        (604)     (604)      752       752

The interest rate swap agreements expire in 1999 through 2005. The interest rate cap agreements expire in 1999 through 2000. The call options' and futures' maturities range from 1999 to 2002.

The Company currently utilizes swap agreements to reduce asset duration and to better match interest rates earned on longer-term fixed rate assets with interest credited to policyholders. Cap agreements are used to hedge against rising interest rates. Call options and futures contracts are used for purposes of hedging the Company's equity-indexed products. At December 31, 1998 and 1997, the Company had approximately $156.4 million and $155.0 million, respectively, of unamortized premium in call option contracts.

Fair values for swap and cap agreements are based on current settlement values. The current settlement values are based on quoted market prices and brokerage quotes, which utilize pricing models or formulas using current assumptions. Fair values for call options and futures contracts are based on quoted market prices.

There are risks associated with some of the techniques the Company uses to match its assets and liabilities. The primary risk associated with swap, cap and call option agreements is the risk associated with counterparty nonperformance. The Company believes that the counterparties to its swap, cap and call option agreements are financially responsible and that the counterparty risk associated with these transactions is minimal. Futures contracts trade on organized exchanges and, therefore, have minimal credit risk.

                      KEYPORT LIFE INSURANCE COMPANY

5.  Income Taxes

Income tax expense (benefit) is summarized as follows (in thousands):

                             Year Ended December 31,
                       1998             1997              1996

Current            $  12,150         $ (48,477)         $  52,369
Deferred              40,769           107,567             (5,147)
                   $  52,919         $  59,090          $  47,222

A reconciliation of income tax expense with the expected federal income tax expense computed at the applicable federal income tax rate of 35% is as follows (in thousands):

                                          Year Ended December 31,
                                       1998         1997         1996

Expected income tax expense         $  56,532   $  60,427     $  48,246
Increase (decrease) in income
  taxes resulting from:
    Nontaxable investment income       (2,152)     (1,416)       (1,216)
    Amortization of goodwill              440         396           396
    Other, net                         (1,901)       (317)         (204)
Income tax expense                  $  52,919   $  59,090     $  47,222

                      KEYPORT LIFE INSURANCE COMPANY

5.  Income Taxes (continued)

The components of deferred federal income taxes are as follows (in thousands):

                                                  December 31,
                                           1998                  1997

Deferred tax assets:
  Policy liabilities                   $   107,433           $   124,250
  Guaranty fund expense                      2,115                 2,795
  Net operating loss carryforwards           1,780                 2,111
  Deferred fees                              4,379                   -
  Other                                      1,318                 1,205
    Total deferred tax assets              117,025               130,361

Deferred tax liabilities:
  Deferred policy acquisition costs        (92,533)              (56,331)
  Value of insurance in force and
    intangible assets                      (23,322)              (18,022)
  Excess of book over tax basis of
    Investments                           (135,364)             (178,697)
  Separate account asset                      (478)                 (645)
  Deferred loss on interest rate swaps        (805)               (1,792)
  Other                                     (8,119)               (7,877)
    Total deferred tax liabilities        (260,621)             (263,364)
      Net deferred tax liability       $  (143,596)          $  (133,003)

As of December 31, 1998, the Company had approximately $5.1 million of purchased net operating loss carryforwards (relating to the acquisition of Independence Life). Utilization of these net operating loss carryforwards, which expire through 2006, is limited to use against future profits of Independence Life. The Company believes that it is more likely than not that it will realize the benefit of its deferred tax assets.

Income taxes paid were $21.5 million in 1998 and $46.9 million in 1996, while income taxes refunded were $8.0 million in 1997.

                      KEYPORT LIFE INSURANCE COMPANY

6.  Retirement Plans

Keyport employees and certain employees of Liberty Financial are eligible to participate in the Liberty Financial Companies, Inc. Pension Plan (the "Plan"). It is the Company's practice to fund amounts for the Plan sufficient to meet the minimum requirements of the Employee Retirement Income Security Act of 1974. Additional amounts are contributed from time to time when deemed appropriate by the Company. Under the Plan, all employees are vested after five years of service. Benefits are based on years of service, the employee's average pay for the highest five consecutive years during the last ten years of employment, and the employee's estimated social security retirement benefit. The Company also has an unfunded non-qualified Supplemental Pension Plan ("Supplemental Plan") collectively with the Plan, (the "Plans"), to replace benefits lost due to limits imposed on Plan benefits under the Internal Revenue Code. Plan assets consist principally of investments in certain mutual funds sponsored by an affiliated company.

The following table sets forth the Plans' funded status (in thousands).

                                                    December 31,
                                                   1998         1997
Change in benefit obligation
  Benefit obligation at beginning of year         $ 12,594     $ 10,559
  Service cost                                         921          804
  Interest cost                                        960          829
  Actuarial loss                                     1,101          606
  Benefits paid                                       (294)        (204)
  Benefit obligation at end of year                 15,282       12,594

Change in plan assets
  Fair value of plan assets at beginning of year     7,801        6,399
  Actual return on plan assets                         593          901
  Employer contribution                                290          705
  Benefits paid                                       (294)        (204)
  Fair value of plan assets as end of year           8,390        7,801

Projected benefit obligation in excess of the
     Plans' assets                                   6,892        4,793
Unrecognized net actuarial loss                     (2,814)      (1,727)
Prior service cost not yet recognized in net
     periodic pension cost                            (138)        (160)
Accrued pension cost                              $  3,940     $  2,906

                      KEYPORT LIFE INSURANCE COMPANY

6.  Retirement Plans (continued)

The assumptions used to develop the actuarial present value of the projected benefit obligation and the expected long-term rate of return on plan assets are as follows:

                                          Year Ended December 31,
                                       1998         1997          1996

Pension cost includes the
     following components:
Service cost benefits earned
     during the period              $    921     $    804     $    717
Interest cost on projected
     benefit obligation                  960          829          725
Expected return on Plan assets          (610)        (525)        (468)
Net amortization and deferred
     amounts                              53           23           93
Total net periodic pension cost     $  1,324     $  1,131     $  1,067

The assumptions used to develop the actuarial present value of the projected benefit obligation and the expected long-term rate of return on plan assets are as follows:


Discount rate                                   6.75%     7.25%    7.50%
Rate of increase in compensation level          4.75%     5.00%    5.25%
Expected long-term rate of return on assets     9.00%     8.50%    8.50%

The Company provides various other funded and unfunded defined contribution plans, which include savings and investment plans and supplemental savings plans. For each of the years ended December 31, 1998, 1997 and 1996, expenses related to these defined contribution plans totaled (in thousands) $853, $702 and $590, respectively.

7.  Fair Value of Financial Instruments

The following discussion outlines the methodologies and assumptions used to determine the estimated fair value of the Company's financial instruments. The aggregate fair value amounts presented herein do not necessarily represent the underlying value of the Company, and accordingly, care should be exercised in deriving conclusions about the Company's business or financial condition based on the fair value information presented herein.

The following methods and assumptions were used by the Company in determining estimated fair value of financial instruments:

                      KEYPORT LIFE INSURANCE COMPANY

7.  Fair Value of Financial Instruments (continued)

Fixed maturities and equity securities: Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturities not actively traded, the fair values are determined using values from independent pricing services, or, in the case of private placements, are determined by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the securities. The fair values for equity securities are based on quoted market prices.

Mortgage loans: The fair value of mortgage loans are determined by discounting future cash flows to the present at current market rates, using expected prepayment rates.

Policy loans:  The carrying value of policy loans approximates fair value.

Other invested assets: With the exception of call options, the carrying value for assets classified as other invested assets in the accompanying balance sheets approximates their fair value. Fair values for call options are based on market prices quoted by the counterparty to the respective call option contract.

Cash and cash equivalents: The carrying value of cash and cash equivalents approximates fair value.

Policy liabilities: Deferred annuity contracts are assigned fair value equal to current net surrender value. Annuitized contracts are valued based on the present value of the future cash flows at current pricing rates.

The fair values and carrying values of the Company's financial instruments are as follows (in thousands):

                             December 31,           December 31,
                                 1998                   1997
                        Carrying       Fair       Carrying     Fair
                         Value        Value        Value       Value
Assets:
  Fixed maturity
     securities       $11,277,204  $11,277,204  $11,246,539 $11,246,539
  Equity securities        24,649       24,649       40,856      40,856
  Mortgage loans           55,117       56,640       60,662      63,007
  Policy loans            578,770      578,770      554,681     554,681
  Other invested
     Assets               662,513      730,394      440,773     462,724
  Cash and cash
     Equivalents          719,625      719,625    1,162,347   1,162,347

Liabilities:
  Policy liabilities   12,504,081   11,647,558   12,086,076  11,366,534

                      KEYPORT LIFE INSURANCE COMPANY
          Notes to Consolidated Financial Statements (continued)

8. Quarterly Financial Data (unaudited)

The following is a tabulation of the unaudited quarterly results of operations (in thousands):

                                             1998 Quarters
                           March 31   June 30  September 30  December 31

Investment income         $ 206,075  $ 200,955   $ 201,158    $ 207,038
Interest credited to
   policyholders           (142,136)  (140,198)   (143,271)    (136,633)
Investment spread            63,939     60,757      57,887       70,405
Net realized investment
    gains (losses)              818     (2,483)      4,112       (1,662)
Fee income                    9,877     12,400      10,505       10,054
Pretax income                37,870     36,627      44,344       42,678
Net income                   26,049     24,092      29,779       28,680

                                            1997 Quarters
                           March 31   June 30  September 30  December 31

Investment income         $ 206,515  $ 210,655   $ 210,365    $ 219,513
Interest credited to
   Policyholders           (147,313)  (147,224)   (150,875)    (148,672)
Investment spread            59,202     63,431      59,490       70,841
Net realized investment
   gains                     12,796      2,669       4,951        4,307
Fee income                    8,252      8,578       9,841        9,682
Pretax income                47,423     39,914      39,876       45,438
Net income                   31,538     26,095      26,377       29,551

9.  Statutory Information

The Company is domiciled in Rhode Island and prepares its statutory financial statements in accordance with accounting principles and practices prescribed or permitted by the State of Rhode Island Insurance Department. Statutory surplus and statutory net income differ from stockholder's equity and net income reported in accordance with GAAP primarily because policy acquisition costs are expensed when incurred, policy liabilities are based on different assumptions, and income tax expense reflects only taxes paid or currently payable. The Company's statutory surplus and net income are as follows (in thousands):

                                      Year Ended December 31,
                             1998              1997               1996

Statutory surplus         $  790,935        $  702,610        $  567,735
Statutory net income          95,422           107,130            40,237

                      KEYPORT LIFE INSURANCE COMPANY

10.  Transactions with Affiliated Companies

The Company reimbursed Liberty Financial and certain affiliates for expenses incurred on its behalf for the years ended December 31, 1998, 1997 and 1996. These reimbursements included corporate, general, and administrative expenses, corporate overhead, such as executive and legal support, and investment management services. The total amounts reimbursed were $7.1 million for the year ended December 31, 1998 and $7.8 million for the years ended December 31, 1997 and 1996. In addition, certain affiliated companies distribute the Company's products and were paid $8.6 million, $7.2 million and $6.4 million by the Company for the years ended December 31, 1998, 1997, and 1996, respectively.

Keyport had mortgage notes in the original principal amount of $100.0 million on properties owned by certain indirect subsidiaries of Liberty Mutual. The notes were purchased for their face value. Liberty Mutual had agreed to provide credit support to the obligors under these notes with respect to certain payments of principal and interest thereon. As of December 31, 1998 and 1997, the amounts outstanding were $39.5 million. In January 1999, Liberty Mutual retired the mortgage notes with a payment of $39.7 million for all outstanding principal and interest.

Dividend payments to Liberty Financial from the Company are governed by insurance laws that restrict the maximum amount of dividends that may be paid without prior approval of the State of Rhode Island Insurance
Department. As of December 31, 1998, the maximum amount of dividends (based on statutory surplus and statutory net gains from operations) which may be paid by Keyport was approximately $59.1 million without such approval.

11. Commitments and Contingencies

Leases: The Company leases data processing equipment, furniture and certain office facilities from others under operating leases expiring in various years through 2008. Rental expense (in thousands) amounted to $4,721, $3,408 and $3,213 for the years ended December 31, 1998, 1997 and 1996, respectively. For each of the next five years, and in the aggregate, as of December 31, 1998, the following are the minimum future rental payments under noncancelable operating leases having remaining terms in excess of one year (in thousands):

                            Year            Payments

                            1999          $    5,354
                            2000               5,311
                            2001               4,487
                            2002               4,342
                            2003               4,351
                            Thereafter        16,752

                      KEYPORT LIFE INSURANCE COMPANY
          Notes to Consolidated Financial Statements (continued)

11. Commitments and Contingencies (continued)

Legal Matters: The Company is involved at various times in litigation common to its business. In the opinion of management, provisions made for potential losses are adequate and the resolution of any such litigation is not expected to have a material adverse effect on the Company's financial condition or its results of operations.

Regulatory Matters: Under existing guaranty fund laws in all states, insurers licensed to do business in those states can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. The actual amount of such assessments will depend upon the final outcome of rehabilitation proceedings and will be paid over several years. In 1998, 1997 and 1996, the Company was assessed $3.2 million, $5.9 million, and $10.0 million, respectively. During 1998, 1997 and 1996, the Company recorded $1.2 million, $1.0 million, and $1.0 million, respectively, of provisions for state guaranty fund association expense. At December 31, 1998 and 1997, the reserve for such assessments was $6.0 million and $8.0 million, respectively.

12. Year 2000 (Unaudited)

The Company relies significantly on computer systems and applications in its operations. Many of these systems are not presently Year 2000 compliant. These systems use programs that were designed and developed without considering the impact of the upcoming change in the century. Any of the Company's computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. The Company's business, financial condition and results of operations could be materially and adversely affected by the failure of the Company's systems and applications (and those operated by third parties interfacing with the Company's systems and applications) to properly operate or manage these dates.

In addressing the Year 2000 issue, the Company has completed an inventory of its computer programs and assessed its Year 2000 readiness. The Company's computer programs include internally developed programs, third-party purchased programs and third-party custom developed programs. For programs which were identified as not being Year 2000 ready, the Company has implemented a remedial plan which includes repairing or replacing the programs and appropriate testing for Year 2000. The remediation plan is substantially complete and is currently in the final testing phase. The Company also identified its non-information technology systems with respect to Year 2000 issues. The Company initiated remediation efforts in this area and expects to complete this phase during 1999.

In addition, the Company has initiated communication with significant financial institutions, distributors, suppliers and others with which it does business to determine the extent to which the Company's systems are vulnerable by the failure of others to remediate their own Year 2000 issues. The Company has received feedback from such parties and is in the process of independently confirming information received from other parties with respect to their year 2000 issues.

                      KEYPORT LIFE INSURANCE COMPANY

12. Year 2000 (Unaudited) (continued)


The Company is developing, and will continue to develop, contingency plans for dealing with any adverse effects that become likely in the event the Company's remediation plans are not successful or third parties fail to remediate their own Year 2000 issues. The Company expects contingency planning to be substantially complete by June 1999. If necessary modifications and conversions are not made, or are not timely completed, or if the systems of the companies on which the Company's interface system relies are not timely converted, the Year 2000 issues could have a material impact on the financial condition and results of operations of the Company. However, the Company believes that with modifications to existing software and conversions to new software, the Year 2000 issue will not pose significant operational problems for its computer systems.

                                APPENDIX A

FORMULA FOR INDEX INCREASES AND/OR DECREASES, AND ILLUSTRATION OF INDEX INCREASES AND INDEX DECREASES

The Certificate provides that we will calculate the Index Increase or Index Decrease on each Sub-account Anniversary. On the first Sub-account Anniversary in a Term, the formula for the Index Increase or Decrease, if any, is:

                           A x ((C-D)/D x (E/F) x G

This calculation provides the proportionate credit for any change in the S&P 500 Index from its value at the beginning of the Term to its value on the first Sub-account Anniversary.

For every Sub-account Anniversary after the first in a Term, the calculation of the Index Increases or Index Decreases, if any, is the sum of two parts:

Part 1 represents the proportionate credit for an increase (if any) in the S&P 500 Index from its prior highest Sub-account Anniversary value to its value on the current Sub-account Anniversary. The formula for Part 1 is:

                           A x ((C-B)/D) x (E/F) x G

Part 2 represents the proportionate credit for an increase(s) or decrease(s) (if any) in the S&P 500 Index occurring on a prior Sub-account Anniversary(ies). The formula for Part 2 is:

                           A x ((B-D)/D) x (1/F) x G

where:
A    is the Participation Rate for the Term
B is the highest S&P 500 Index Value on all Sub-account Anniversaries, excluding the S&P 500 Index value at the beginning of the Term and on the current Sub-account Anniversary. The value of B can never be less than the Minimum S&P 500 Index Value nor greater than the Maximum S&P 500 Index value. The Minimum S&P 500 Index Value and the Maximum S&P 500 Index Value are defined below.
C is the value of the S&P 500 Index on the current Sub-account Anniversary, not less than B or greater than the Maximum S&P 500 Index Value for the Term.
D    is the S&P 500 Index value at the beginning of the Term
E    is the number of completed Sub-account Years in the Term
F    is the total number of Sub-account Years in the Term
G is the smaller of the Indexed Value at the beginning of the term and the Indexed Value (prior to the crediting of any Index Increases and/or Decreases) on any Sub-account Anniversary in the Term, including the current Sub-account Anniversary

The Minimum S&P 500 Index Value and the Maximum S&P 500 Index Value are defined as follows:

Minimum S&P 500 Index Value = [(Floor / Participation Rate for Term) + 1] x [Beginning of Term S&P 500 Index Value]

Maximum S&P 500 Index value = [(Cap / Participation Rate for Term) + 1] x [Beginning of Term S&P 500 Index Value]

Using the assumptions below, we have prepared the following six illustrations using different assumptions as to changes in the S&P 500 Index value during the course of the Term. These assumptions and illustrations are not and are not intended as predictions of changes in the S&P index during the course of any term. The S&P 500 Index may rise or fall during the course of a term, and at the end of a term the S&P 500 Index value may be higher of lower than at the beginning of the term. We make no predictions, representations, or guarantees as to future changes in the S&P 500 Index. These values are based on the assumption that no partial surrenders are made.

Illustration No. 1
Assumptions:

Term Length (Years)             = 5
Beginning Indexed Value         = $100,000
Beginning S&P 500 Index Value       = 500
Participation Rate              = 80%
Cap                             = 80%
Maximum S&P 500 Index Value         = [(80%/80%) + 1] x 500 = 1,000
Floor                           = 0%
Minimum S&P 500 Index Value         = [(0%/80%) + 1] x 500 = 500

End   Value   Change   Value    Value    Value     Value
of      of     in       of       of       of         of         Indexed
Year  INDEX   INDEX     B*       C       Part 1     Part 2       Value
0      500                                                    $100,000.00
1      600     20%      500      600    $ 3,200     N/A       $103,200.00
2      690     38%      600      690    $ 5,760   $ 3,200     $112,160.00
3      775     55%      690      775    $ 8,160   $ 6,080     $126,400.00
4      900     80%      775      900    $16,000   $ 8,800     $151,200.00
5     1035    107%      900    1,000    $16,000   $12,880     $180,000.00

* Although B has a value on the first anniversary, it is part of the formula for the calculation of Index Increases on the first
     Anniversary, but is used as a comparison value in the calculation of C.

Illustration No. 2
Assumptions:

Term Length (Years)              = 5
Beginning Indexed Value          = $100,000
Beginning S&P 500 Index Value        = 500
Participation Rate               = 80%
Cap                              = 80%
Maximum S&P 500 Index Value          = 1,000
Floor                            = -5%
Minimum S&P 500 Index Value          = 468.75

End   Value   Change   Value    Value    Value     Value
of      of     in       of       of       of        of         Indexed
Year  INDEX   INDEX     B*       C       Part 1    Part 2       Value
0     500                                                     $100,000.00
1     450      -10%   468.75   468.75  -1,000.00    N/A       $ 99,000.00
2     425      -15%   468.75   468.75       0.00   -990.00    $ 98,010.00
3     450      -10%   468.75   468.75       0.00   -980.10    $ 97,029.90
4     430      -14%   468.75   475.00       0.00   -970.30    $ 96,059.60
5     400      -20%   468.75   475.00       0.00   -960.60    $ 95,099.00

* Although B has a value on the first anniversary, it is part of the formula for the calculation of Index Increases on the first
     Anniversary, but is used as a comparison value in the calculation of C.

Illustration No. 3
Assumptions:

Term Length (Years)               = 5
Beginning Indexed Value           = $100,000
Beginning S&P 500 Index Value         = 500
Participation Rate                = 80%
Cap                               = 80%
Maximum S&P 500 Index Value           = 1,000
Floor                             = -10%
Minimum S&P 500 Index Value            = 437.50

End   Value   Change   Value    Value    Value     Value
of      of      in      of       of       of        of          Indexed
Year  INDEX   INDEX     B*        C      Part 1    Part 2        Value
0     500                                                     $100,000.00
1     450     -10%    437.50   450.00  -1,600.00      N/A     $ 98,400.00
2     485      -3%    450.00   485.00   2,204.16  -1,574.40   $ 99,029.76
3     500       0%    485.00   500.00   1,416.96    -472.32   $ 99,974.40
4     520       4%    500.00   520.00   2,519.04       0.00   $102,493.44
5     550      10%    520.00   550.00   4,723.20     629.76   $107,846.40

* Although B has a value on the first anniversary, it is part of the formula for the calculation of Index Increases on the first
     Anniversary, but is used as a comparison value in the calculation of C.

Illustration No. 4
Assumptions:

Term Length (Years)               = 5
Beginning Indexed Value           = $100,000
Beginning S&P 500 Index Value         = 500
Participation Rate                = 80%
Cap                               = 80%
Maximum S&P 500 Index Value           = 1,000
Floor                             = none
Minimum S&P 500 Index Value            = unlimited

End   Value   Change   Value    Value    Value     Value
of      of      in       of      of       of         of         Indexed
Year  INDEX    INDEX     B*       C      Part 1     Part 2       Value
0     500                                                     $100,000.00
1     450     -10%    <1,000    450    -1,600.00     N/A      $ 98,400.00
2     425     -15%       450    450         0.00   -1,574.40  $ 96,825.60
3     450     -10%       450    450         0.00   -1,549.21  $ 95,276.39
4     475      -5%       450    475     3,048.84   -1,524.42  $ 96,800.81
5     400     -20%       475    475         0.00   -762.21    $ 96,038.60

* Although B has a value on the first anniversary, it is part of the formula for the calculation of Index Increases on the first
     Anniversary, but is used as a comparison value in the calculation of C.

Illustration No. 5
Assumptions:

Term Length (Years)               = 5
Beginning Indexed Value           = $100,000
Beginning S&P 500 Index Value         = 500
Participation Rate                = 80%
Cap                               = 80%
Maximum S&P 500 Index Value           = 1,000
Floor                             = -5%
Minimum S&P 500 Index Value            = 468.75

End   Value   Change   Value    Value    Value     Value
of     of       in       of       of       of         of         Indexed
Year  INDEX   INDEX      B*       C      Part 1     Part 2        Value
0     500                                                     $100,000.00
1     450     -10%    468.75   468.75  -1,600.00    N/A       $ 99,000.00
2     425     -15%    468.75   468.75       0.00   -990.00    $ 98,010.00
3     450     -10%    468.75   468.75       0.00   -980.10    $ 97,029.90
4     475      -5%    475.00   475.00     776.24   -970.30    $ 96,835.84
5     400     -20%    475.00   475.00       0.00   -774.69    $ 96,061.15

* Although B has a value on the first anniversary, it is part of the formula for the calculation of Index Increases on the first
     Anniversary, but is used as a comparison value in the calculation of C.

Illustration No. 6
Assumptions:
Term Length (Years)          = 5
Beginning Indexed Value      = $100,000
Beginning S&P 500 Index Value    = 500
Participation Rate           = 80%
Cap                          = 80%
Maximum S&P 500 Index Value      = 1,000
Floor                        = none
Minimum S&P 500 Index Value       = unlimited

End     Value    Change    Value     Value   Value    Value
of        of       in       of         of      of       of      Indexed
Year    INDEX    INDEX      B*          C    Part 1   Part 2     Value
0       500                                                   $100,000.00
1       650        30%    <1,000     650    4,800      N/A    $104,800.00
2       485        -3%       650     650        0     4,800   $109,600.00
3       475        -5%       650     650        0     4,800   $114,400.00
4       450       -10%       650     650        0     4,800   $119,200.00
5       430       -14%       650     650        0     4,800   $124,000.00

* Although B has a value on the first anniversary, it is part of the formula for the calculation of Index Increases on the first Anniversary, but is used as a comparison value in the calculation of C.

                                APPENDIX B

                     CALCULATION OF THE DEATH BENEFIT

In calculating the Death Benefit of an Index Sub-account, the Certificate provides for the recalculation of the applicable Index Increase or Decrease. Set forth below is the formula for calculating the Death Benefit of an Index Sub-account and the factors specified in the Certificate for recalculating the applicable Index Increase or Index Decrease.

If the Floor is greater than 0%, the Death Benefit is the greater of the Indexed Value as of the date of death less any subsequent partial surrenders, and the Surrender Value.

In all other situations, the Death Benefit is the greater of (a) minus (b), and the Surrender Value where:

     (a) is the Indexed Value at the start of the Sub-account year in which death occurs, with the applicable Index Increase or Index Decrease (see "Appendix A") recalculated as follows: "E" is equal to "F" and "(B-D)" is multiplied by the sum of 1.0 plus the number of Sub-account years from the start of such year to the end of the Term; and

     (b) is the sum of any partial surrenders since the start of such year.

In either case, if death occurs in the last year of a Term and the surrender occurs after the end of the Term, the death benefit is equal to the greater of the Indexed Value at the end of such Term, less any subsequent partial surrenders, and the Surrender Value.

                                APPENDIX C

                      SCHEDULE OF STATE PREMIUM TAXES

                             Non-Qualified              Qualified
                         Contracts/Certificates    Contracts/Certificates
State                        Rate of Tax               Rate of Tax

California                     2.35%                        0.50%
Kentucky                       2.00                         2.00
Maine                          2.00                         0.00
Nevada                         3.50                         0.00
South Dakota                   1.25                         0.00
Virgin Islands                 5.00                         5.00
West Virginia                  1.00                         1.00
Wyoming                        1.00                         0.00

                                APPENDIX D
                          TELEPHONE INSTRUCTIONS

Telephone Transfers of Values of Certificate Owner Account

1. If there are joint Certificate Owners, both must authorize us to accept telephone instructions, but either Certificate Owner may give us telephone instructions.

2. All callers must identify themselves. We reserve the right to refuse to act upon any telephone instructions in cases where the caller has not sufficiently identified himself/herself to our satisfaction.

3. Neither we nor any person acting on our behalf shall be subject to any claim, loss, liability, cost or expense if we or such person acted in good faith upon a telephone instruction, including one that is unauthorized or fraudulent. However, we will employ reasonable procedures to confirm that a telephone instruction is genuine and, if we do not, we may be liable for losses due to an unauthorized or fraudulent instruction. You thus bear the risk that an unauthorized or fraudulent instruction we execute may cause the values of a Certificate Owner Account to be lower than it would be had we not executed the instruction.

4. We record all conversations with disclosure at the time of the call.

5. The application for the Certificate may allow you to create a power of attorney by authorizing another person to give telephone instructions. Unless prohibited by state law, we will treat such power as durable in nature and it shall not be affected by your subsequent incapacity, disability, or incompetency. Either we or the authorized person may cease to honor the power by sending written notice to you at your last known address. Neither we nor any person acting on our behalf shall be subject to liability for any act executed in good faith reliance upon a power of attorney.

6. Telephone authorization shall continue in force until:

     o   we receive your written revocation, or
     o   we discontinue the privilege, or
     o we receive written evidence that you have entered into a market timing or asset allocation agreement with an investment adviser or with a broker/dealer.

7. If we receive telephone transfer instructions at 800-367-3653 before the 4:00 PM Eastern Time or other close of trading on the New York Stock Exchange ("NYSE") they will be initiated that day based on the unit value prices calculated at the close of that day. We will initiate instructions we receive after the close of trading on the NYSE on the following business day.

8. Once we accept instructions, they may not be canceled.

9. You must make all transfers in accordance with the terms of the Certificate and current prospectus. If your transfer instructions are not in good order, we will not execute the transfer and will notify the caller within 48 hours.

Distributed by:

Keyport Financial Services Corp.
125 High Street, Boston, MA  02110-2712





Issued by:

Keyport Life Insurance Company
125 High Street, Boston, MA  02110-2712







DIA                                                           1712.5/99